Exhibit 2

MINERAL RESOURCE AND RESERVE UPDATE

DIAVIK DIAMOND MINE
Northwest Territories
Canada

Prepared for
HARRY WINSTON DIAMOND CORPORATION

Form 43-101F1 Technical Report

by

Calvin G. Yip, P.Eng.

April 23, 2008

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
Statement	31
Key Assumptions, Parameters and Methods
Resource Modeling	34
Reserve Definition	39
Standards, Reviews and Approvals	45
Limitations	46

OTHER RELEVANT DATA AND INFORMATION
Mining Operations	47
Recoverability	53
Markets
Sale of Rough Diamonds	55
Prices	55
Outlook	56
Contracts	57
Environmental Considerations	58
Taxes	59
Capital and Operating Cost Estimates	59
Economic Analysis	60
Payback	64
Mine Life	65

INTERPRETATION AND CONCLUSIONS	66

RECOMMENDATIONS	67

REFERENCES	68

DATE AND SIGNATURE PAGE	69

LIST OF FIGURES

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Figure 10	A154 Pit as-Mined Plus Remaining Design	40
Figure 11	A418 Pit Design	41
Figure 12	Section View of Diavik Kimberlites and Planned Mining Methods	44
Figure 13	Diavik Open Pit and Underground Production Integration	52

LIST OF TABLES

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

SUMMARY

The Diavik Diamond Mine is located approximately 300 km northeast of Yellowknife in the Northwest Territories of Canada. The mine is an unincorporated joint arrangement (the "Diavik Joint Venture") between Harry Winston Diamond Mines Ltd. (formerly called Aber Diamond Mines Ltd.) and Diavik Diamond Mines Inc. where Harry Winston Diamond Mines Ltd. owns an undivided 40% interest in the assets, liabilities and expenses. Harry Winston Diamond Mines Ltd. ("HWDML") is headquartered at Yellowknife, Canada and is a wholly-owned subsidiary of Harry Winston Diamond Corporation of Toronto. Diavik Diamond Mines Inc. ("DDMI") is headquartered at Yellowknife, Canada and is a wholly-owned subsidiary of Rio Tinto plc of London, U.K. DDMI is the operator of the Diavik Diamond Mine.

The mine produces rough diamonds of gem quality. The mine has been in production since 2003 and is presently expected to continue until 2022. The mine and processing operations were designed for 1.5 million tonnes of kimberlite processed per year, but actual performance has surpassed this and 2.3 million tonnes per year have been achieved since the second half of 2005.

The mineral resources are contained in four vertical kimberlite pipes that are generally carrot-shaped in granitic host rocks. All four of the pipes are located under lake water offshore of a small island in Lac de Gras. Discovery was through geophysics followed by delineation core drilling and then sampling using large-diameter drilling as well as underground bulk sample mining. Three of the four pipes are in the present mine plan while the fourth is undergoing further geological and engineering evaluation.

The mineral reserves are presently contained in three of the four resource pipes. Conventional truck-and-shovel open pit mining is used to mine the upper portions of the pipes to their economic depths, whereupon underground mining will be used to continue mining. The first open pit began pre-stripping in autumn 2002, reached sustainable production rates at the start of 2003, and is expected to be finished before 2009. This pit provides access to two pipes. A second open pit for the third pipe began pre-stripping at the end of 2006, is expected to reach sustainable ore production capability in the second half of 2008, and is expected to operate until the end of 2011. Underground mine development is well advanced for expected production in 2009. The underground mine plan is based on underhand cut and fill mining using continuous mining machines and, in harder kimberlite zones, conventional blast hole stoping with backfill. There is expected to be a three-year transition period during which open pit mining will taper off as underground mining ramps up.

As the kimberlite pipes are located in water under a large lake, dikes were designed and built around the planned open pit footprints and the contained pool water pumped out to allow mining to be carried out safely. The first of the two dikes that were built received national and territorial awards for engineering excellence.

The geological resource database is extensive and well-managed in-house by full-time qualified professional staff. As open pit mining gets deeper and underground development advances, ongoing drilling and sampling programs have been undertaken to update deposit geometries, volumes, grades and price estimates. As well, information is also being derived from reconciliation with production. Drill supervision and sampling practices are consistent with good to best industry practices. Data validation, modeling and checking of results are performed in a working framework of peer and expert review, utilizing parent-company personnel in addition to on-site staff. Several full and partial audits by third parties over the past eight years have confirmed the adequacy and reliability of the data and methods for mineral resource estimation.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

The engineering designs, operating parameters and economics provide a credible basis for the conversion of mineral resources to mineral reserves. Five years of operating history are now available. Forward-looking components, such as certain economic assumptions and the underground mine feasibility, are supported by detailed studies and corporate approvals.

The classification of the mineral resources into measured, indicated and inferred categories is consistent with the CIM Definition Standards on Mineral Resources and Mineral Reserves. Classification of the mineral reserves into proven and probable categories is also consistent with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

Cash flow modeling of the Diavik Diamond Mine indicates that the mining proposition is profitable, which demonstrates that the designation as mineral reserves is justified.

The author of this report believes that the Diavik Diamond Mine’s mineral resources and mineral reserves as of December 31, 2007 are reasonable and acceptable.

Exploration is ongoing on property holdings surrounding the Diavik Diamond Mine site. None of these programs contributes to or affects in any material way the mineral resources and mineral reserves for the Diavik Diamond Mine at this time.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

INTRODUCTION

This Technical Report is prepared for Harry Winston Diamond Corporation ("Harry Winston"), which has a 40% undivided interest in the unincorporated joint arrangement (the "Diavik Joint Venture") of the Diavik Diamond Mine through its subsidiary Harry Winston Diamond Mines Ltd. ("HWDML"). Diavik Diamond Mines Inc. ("DDMI") has a 60% share in the Diavik Joint Venture. HWDML is headquartered at Yellowknife, Northwest Territories, Canada, and is a wholly-owned subsidiary of Harry Winston Diamond Corporation (formerly called Aber Diamond Corporation) ("Harry Winston") of Toronto, Canada. DDMI is headquartered at Yellowknife, Northwest Territories, Canada, and is a wholly-owned business unit of Rio Tinto plc of London, England. DDMI is the mine operator.

This document is intended to be a Form 43-101F1 Technical Report for the purposes of National Instrument 43-101 to provide updated background and supporting information on the mineral resource and mineral reserve at the Diavik Diamond Mine as at December 31, 2007. This is an update of the previous Technical Report dated April 8, 2005. Material changes are deemed to have occurred since the April 8, 2005 Technical Report. Among those changes, the underground mining plans advanced from pre-feasibility to full feasibility completed in August 2007, updated life-of-mine plans were finalized in October 2007, each of the former group of companies involved with mine operations and rough diamond sales changed its name to include Harry Winston in its name in November 2007, and reconciliation to actual mine production indicated increases in the grades of the mineral resources and mineral reserves.

The author of this report is familiar with the Diavik Diamond Mine through his continuous employment with DDMI since early 2001. As the mine’s Chief Engineer from 2001 to 2004, the author participated in planning for the Diavik Diamond Mine’s 2003 start-up and oversaw the mine geology and engineering functions that supported the new operation. As operations stabilized he joined DDMI’s finance group in 2004 and in 2005 he became Manager, Strategic Planning. In this role the author was directly involved in feasibility studies, technical and economic evaluation, and business case analyses to develop the Diavik Diamond Mine’s current mine development and long-term production plan. In late 2007 the author was appointed Principal Advisor, Strategic Planning, for DDMI. The author works at DDMI’s Yellowknife office and at the mine site, interacting regularly with a number of key mine site staff on matters relating to the mine’s geology, engineering designs and mining plans, production performance, and sustainable development matters.

Information for this report comes from several sources including:

  the author’s personal knowledge and observations;
  other DDMI staff;
  internal data;
  memoranda and technical reports listed under REFERENCES.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

RELIANCE ON OTHER EXPERTS

Not applicable

PROPERTY DESCRIPTION AND LOCATION

The Diavik Diamond Mine is located approximately 300 km northeast of Yellowknife in the Northwest Territories (Figure 1). The mine site is situated on a 17 km2 island in Lac de Gras, at latitude 64o 30’ N and longitude 110o 20’ W.

Figure 1 Location Map

GREENLAND
ALASKA
Whitehorse
Yellowknife
CANADA
Edmonton
Vancouver
USA
Toronto
Lac de Gras
Diavik Diamond
Mine

The Diavik Joint Venture consists of the Diavik Diamond Mine and its surrounding exploration properties. A total of 236 mining leases and 55 mineral claims are held in the Diavik Joint Venture which represents a land package of approximately 273,966 hectares.

Land leases and mineral claims are managed in the Northwest Territories by Indian and Northern Affairs Canada. In addition to prospecting permits and land use permits, these property holdings carry certain obligations for reclamation and other requirements, and require certain security deposits. Claims are converted to leases and recorded after a legal survey has been completed and accepted by the Mining Recorder’s Office ("MRO"). The claims are/were staked using the MRO standard method. Mineral claim and lease fees are paid on a yearly basis. The lease and claim numbers pertaining to the Diavik Diamond Mine and the total Diavik Joint Venture are shown in Table 1.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Table 1 Property Tenure

Information current as of January 2008

The total Diavik Joint Venture consists of several named companies who hold various percentage interests in the property as shown in Figure 2. All of the leases and claims shown are held by DDMI but are named/coloured to indicate the companies holding a percentage interest. The group of leases held jointly by DDMI and HWDML are the ‘Harry Winston Group Leases’ shown in blue.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

All of the mineral resources and mineral reserves described in this report, and all of the mine workings and associated facilities are contained within the property holdings described here. There are no known surface rights issues affecting the mine facilities or access to the mineral resources and mineral reserves described in this report. Ongoing exploration areas, separate from the active mining operation and not included in the mine plans or this report, are also located entirely within the lease/claim boundaries.

Figure 2 Property Tenure

Diavik Diamond Mines Inc.
Claim and Lease Location Map
DIAVIK
DIAMOND MINES INC.
N
Legend
Lease and Claim Outline
Diavik Claims
Harry Winston Group Leases
Commonwealth Group Leases
Kestrel Group Leases
Pure Gold Group Leases
Tenby Group Leases
Westfort Group Leases
Kilometers
0 5 10 20
520000
530000
540000
550000
560000
570000
580000
590000
600000
610000
7210000
7200000
7190000
7180000
7170000
7160000
7150000
7140000

The Diavik Diamond Mine received ministerial approval under the Canadian Environmental Assessment Act in November 1999. On March 3, 2000, DDMI signed an Environmental Agreement with parties including the Federal Government, the Government of the Northwest Territories, and First Nations, and on March 31, 2000, the Federal Government issued DDMI 30-year land leases for the mine site (all expire March 29, 2030) under the Territorial Lands Act.

In August 2000, a Class "A" Water Licence (successfully renewed in 2007 and expires November 2015) was granted under the Mackenzie Valley Resource Management Act, various fisheries authorizations were granted under the Fisheries Act, and a Navigable Waters Permit (expires August 2030) was issued under the Navigable Water Protection Act. Energy, Mines, and Resources Canada issued an Explosive Permit (renewed annually with no expiry) in December 1999.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

There are two net revenue royalties to third parties (outside of the Diavik Joint Venture) relevant to current production from the Diavik Diamond Mine, varying from approximately 1% to 2% of net revenues depending on where the production has come from.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
INFRASTRUCTURE AND PHYSIOGRAPHY

Yellowknife, capital city of the Northwest Territories, is 300 km southwest of the Diavik Diamond Mine. Yellowknife is home to roughly half of the territory’s population of approximately 40,000 people, and is the Diavik Diamond Mine’s nearest major centre for transportation and commerce. DDMI’s and HWDML’s corporate offices are located in Yellowknife. Yellowknife offers most of the basic amenities found in any urban centre. The nearest large city to Yellowknife is Edmonton, located due south via an 18-hour drive or by several daily flights offered by three commercial airlines including Air Canada.

The Diavik Diamond Mine is a remote site with strictly controlled access and security. Access to the mine is by air year-round and by a 425 km ice road that is constructed annually in winter that operates for only eight to ten weeks between January and March. Most of the supplies required for the mine including fuels, lubricants, construction materials and bulk explosives are transported over this road. A number of other mining, exploration and outfitting camps rely on this yearly ‘lifeline’ to/from Yellowknife. For year-round air access, the Diavik Diamond Mine has a 1,600 m long airstrip able to accommodate passenger aircraft and large Hercules-class transports. Personnel are transported to and from the site from several northern communities by small commuter aircraft. Also, weekly service to and from Edmonton is provided by Boeing 737 jet aircraft. Most employees work a rotation of two weeks at the mine followed by two weeks at home. Managerial staff work four days at the mine followed by three days off-site. Corporate staff in Yellowknife work Mondays to Fridays.

Approximately 67% of the mine’s permanent workforce of roughly 800 people are residents of the Northwest Territories or Nunavut. These northern employees come from a dozen communities as well as Yellowknife. Approximately half of the northern resident employees, or 33% of the total workforce, is aboriginal. DDMI is party to a socio-economic monitoring agreement ("SEMA") with the territorial government and certain aboriginal groups to formalize employment and training opportunities, business development, and capacity-building initiatives. DDMI went beyond the idea of impact-benefit agreements and sought active long-term participation from the five aboriginal groups within the mine’s region, and has Participation Agreements with the Dogrib Dene, Lutsel K’e Dene, Yellowknives Dene, Kitikmeot Inuit Association, and North Slave Metis Nation. The proportion of non-aboriginal workers is a mixture of ethnic backgrounds and includes northern residents, residents of other parts of Canada, and a small handful of internationals working under visas. The cross-cultural workplace is based on care and respect with zero tolerance for harassment, discrimination or gender bias. In a competitive labour market, DDMI’s efforts to make Diavik a preferred place of employment has helped recruitment and retention to offset annual turnover rates hovering at the 15% level. Reasons for the turnover include the quality of Diavik employees in the eyes of other employers and the impact of the site’s remoteness on families over time.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

The remoteness of the mine requires it to operate like a self-contained community, generating its own electricity and potable water, managing its own wastes including sewage and effluent treatment, maintaining emergency response and medical services, offering site-based recreation and education facilities, and providing quality nutritious meals and single-occupancy quarters. All of the mine workings, tailings impoundments, mine rock stockpiles, ore processing operations, shops and other service facilities/utilities including dining and accommodations are integrated at a single site. Figure 3 is a simplified diagram of the mine site’s general layout.

Figure 3 Site Plan – Diavik Diamond Mine

Diavik Mine Layout
Airstrip
Water Treatment Plant
Dike
A154N
A154S
North Rock Pile
Till Pile
A418
Dike
Processed Kimberlite Containment
Camp and Process Plant
Ice Road
(Potential) South Rock and Till Pile
A21
Conceptual A21 Project
N
400 0 400 800 1200 1600 2000
Scale in Metres

The Lac de Gras region is north of the tree line in the barrenlands and is characterized by a profusion of shallow lakes large and small, impeded drainage, low relief, and a mix of hummocky boulder-strewn terrain and rock exposures. The elevation of the flat topography typically ranges between 400 to 435 m above sea level. Lac de Gras itself varies from 4 m to more than 25 m deep in the area of the Diavik kimberlites, and forms the headwaters of the Coppermine River system. The area was studied extensively during 1994 to 1997 to develop a knowledge baseline for the local and regional environment surrounding the Diavik Diamond Mine.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

The mean annual temperature at the Diavik property is –12o C. Temperatures in summer months can exceed 25o C. The average minimum temperature is –35o C in January, although extremes have reached below –50o C. The site is generally windy with velocities averaging 20 km/hr on typical days and the 100 year extreme exceeding 90 km/hr. The mean annual precipitation is approximately 375 mm, 60% of which falls as snow. Available daylight ranges from a minimum of 4 hours per day in December to a maximum of 22 hours in June. The mine operates 24 hours per day year-round, except during whiteout conditions when lack of visibility imposes unsafe working conditions; whiteouts typically last 8 to 12 hours and occur about four times in the winter each year.

HISTORY

OWNERSHIP HISTORY

Aber Resources Ltd. began staking mineral claims in the Lac de Gras area of the Mackenzie Mining District, NWT, in November 1991. Through an option agreement dated June 1, 1992, Kennecott Canada Inc. ("Kennecott") acquired the right to earn a 60% joint venture interest in the Diavik claim blocks of Aber Resources Ltd. Kennecott exercised its rights under the option agreement following the discovery of four diamond-bearing kimberlite pipes just off the eastern shore of East Island in Lac de Gras. The Diavik Joint Venture was consummated on March 23, 1995 with Kennecott initially appointed as Manager. Kennecott assigned its rights and interests to DDMI on November 29, 1996. (Both Kennecott and DDMI are subsidiaries of UK-based Rio Tinto plc.) Aber Resources Ltd. became Aber Diamond Corporation and assigned its rights and interests to a separate entity formed for the project, Aber Diamond Mines Ltd., on January 30, 1998. In November 2007, Aber Diamond Corporation changed its name to Harry Winston Diamond Corporation and Aber Diamond Mines Ltd. changed its name to Harry Winston Diamond Mines Ltd.

EXPLORATION HISTORY

Airborne geophysical techniques and heavy mineral sampling in till were applied to identify targets which were then ranked in order of priority for additional exploration by more detailed geophysics and sampling. The most prospective targets were then drilled to define the extent of the kimberlite (delineation drilling) and for micro-diamond determination. If results were encouraging, large diameter core ("LDC") holes were drilled to obtain mini-bulk samples (6-in. diameter core to depths of 250 m followed by 3.5 in. diameter (PQ) to the end of hole). Four potentially economic kimberlite pipes were discovered by the Diavik Joint Venture under the waters of Lac de Gras adjacent to East Island.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

The first of the four kimberlite pipes to be discovered was A21, first drilled in April 1994. A154S was discovered in May 1994 and A154N was first drilled in autumn 1994. A418 was discovered in spring 1995.

Mini-bulk sampling with LDC holes began in 1995.

Bulk samples of A154S and A418 were taken underground via a decline driven from the shore of East Island. The ramp was collared in permafrost but advanced into unfrozen ground under the lake and in parts of the kimberlite pipes. Ground support using rock bolting, screening and shotcreting was required to control water inflow and erosion of the kimberlite, especially in the unfrozen ground.

Mini-bulk samples from the LDC drill holes and the bulk samples were processed at a pilot plant in Yellowknife set up by DDMI. Approximately half of the A154S bulk sample was processed in the Koala plant at the Ekati diamond mine, located 35 km northwest of the Diavik Diamond Mine. A total of 266 tonnes of LDC material was processed from the four pipes and returned 1,028 carats of diamonds. The bulk sample of 5,937 tonnes from A154S returned 12,688 carats and the bulk sample of 2,587 tonnes from A418 returned 8,325 carats, with a bottom screen size of 0.85 mm.

Valuations of the diamonds were carried out on representative samples of the packages. Four kimberlite pipes were considered for development: A154S, A154N, A418, and A21.

DDMI was established in 1996 to assume the Kennecott interest and develop the joint venture prospects. As noted previously, DDMI, a wholly owned subsidiary of Rio Tinto plc, owns 60% of the Diavik Diamond Mine and is the operator. In 1998, Harry Winston created a separate entity for the project and indirectly owns 40%.

From September 1996 to June 1998, DDMI completed a series of resource estimates on the A154S, A154N, A418 and A21 pipes. The estimate was made under JORC provisions at the time. NI 43-101 guidelines were only emerging then and were not mandatory, but in retrospect the author feels that the estimate that resulted is consistent with today’s NI 43-101. In 1999, Mineral Resources Development, Inc. ("MRDI") completed an audit and independent estimate of the DDMI mineral resource and reserve estimates. The June 1998 DDMI resource estimate by DDMI (summarized in Table 2 below, in millions of tonnes, carats per tonne, and millions of carats) was used as the basis for the definitive July 1999 Diavik Joint Venture feasibility study prepared by DDMI with SNC-Lavalin. Following economic analysis of the project, a production decision was taken to develop the Diavik Diamond Mine.

On the basis of the feasibility study completed in July 1999, DDMI and Harry Winston proceeded with implementation of the project. The Diavik Diamonds Project Environmental Assessment documents had been formally submitted to the federal government in September 1998, and in early November 1999 the federal minister of the environment approved the Diavik Diamonds Project for permitting and licensing. In March 2000, an Environmental Agreement was signed and the Department of Indian Affairs and Northern Development ("DIAND"), now Indian and Northern Affairs Canada ("INAC"), issued permits to allow DDMI to commence with construction activities.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Table 2 Original Diavik Resource Estimate, June 1998

P I P E	A154S	A154N	A418	A21	TOTAL
MEASURED
M t	8.2	3.6	4.9	-	16.6
ct/t	5.0	3.0	3.6	-	4.1
M ct	40.4	10.7	17.5	-	68.6
INDICATED
M t	3.2	3.4	3.6	4.4	14.5
ct/t	4.6	2.1	4.0	3.1	3.4
M ct	14.9	7.1	14.1	13.3	49.4
INFERRED
M t	0.6	4.6	0.6	0.6	6.3
ct/t	2.8	2.1	3.6	2.7	2.4
M ct	1.7	9.7	2.0	1.5	14.9

Construction on site commenced in 2001 and continued into early 2003. Equipment, construction materials, fuel and supplies were trucked to the site on the annual winter road. Site facilities built include an ore processing plant, diesel-fired power generation plant, electrical distribution networks, boiler house, maintenance shops, office complex, accommodation and recreation facilities, fuel storage tanks, processed kimberlite (tailings) containment, water storage and treatment facilities, and an airstrip. A 3.9 km long water retention dike was constructed around the planned site of the A154 open pit. After dewatering the pool within the dike, the lake-bottom sediments and till overburden were removed to expose the A154S and A154N pipes for mining.

MINING HISTORY

Mining and trial processing of kimberlite commenced in November 2002. Production commenced in January 2003 producing approximately 3.8 million carats for 2003 (including the initial 2002 production). Full production began in 2004 with 7.6 million carats produced. Table 3 shows Diavik production by year from start-up to the end of 2007.

During 2005 and 2006, a second dike 1.3 km long was built around the planned site of the A418 open pit. Following dewatering of the enclosed pool in November 2006, removal of lake-bottom sediments and till overburden began in December 2006. This pre-stripping has progressed steadily since then, and A418 kimberlite will be exposed during 2008. From approximately the fourth quarter of 2008 onward, sustainable and increasing volumes of A418 kimberlite will be mined as the A154 open pit kimberlites approach depletion.

Also in 2005, an underground decline was started in order to explore and bulk-sample the A418, A154N and A154S pipes at depth as well as to collect engineering data for designing the underground mining of these kimberlites below the open pits. Engineering feasibility and economic studies took place from June 2005 to July 2007, and led to corporate approvals to proceed with underground mining in the three pipes to be phased in as open pit production tapers off. Underground production is expected to begin in 2009 as the start of a three- to five-year ramp-up period.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Table 3 Diavik Diamond Mine Production

	000s Tonnes	000s Carats	Carats per
YEAR	Processed	Recovered	Tonne
2003	1,175	3,833	3.3
2004	1,950	7,575	3.9
2005	2,222	8,271	3.7
2006	2,331	9,829	4.2
2007	2,400	11,943	5.0
TOTAL	10,078	41,451	4.1

Kimberlite mined and processed has been mostly from the A154S kimberlite with some contribution from A154N.

The A21 kimberlite remains classed within the resources and is outside of the defined reserves – not part of the Diavik mine plan – at the time of this report. In order to increase confidence in the A21 diamond values, development of an underground exploration decline to A21 was approved by the Diavik Joint Venture in 2005 and bulk sampling mining took place in late 2006 and the first half of 2007. While this was occurring, engineering feasibility studies examined possible dike designs and mining plans. Initial A21 price valuations in September 2007 did not provide conclusive project economics, so an additional bulk sampling program of LDRC drilling from surface got underway in early 2008 while engineering studies examine other alternatives for dike construction and mining.

GEOLOGICAL SETTING

REGIONAL SETTING

The Diavik Diamond Mine area is located near Lac de Gras in the central part of the Slave Structural Province which forms a distinct cratonic block within the Canadian Precambrian Shield. The Slave craton contains deformed and metamorphosed, Archean aged metaturbidite and lesser metavolcanic rocks of the Yellowknife Supergroup. These supracrustal rocks have been intruded by extensive Archean granitoids, and are in turn intruded by un-deformed, late Archean granites and diabase dike swarms. Figure 4 depicts the regional geology of the Slave Structural Province.

Structurally, the Slave craton is dominated by Proterozoic faulting and emplacement of several sets of diabase dikes. These include the north-northwesterly trending Mackenzie dike swarms.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

East-northeast trending Malley and east-west trending Mackay dikes may have played a role, at least empirically, in the structural ground preparation that allowed for the emplacement and localization of the kimberlite pipes in the region.

Figure 4 Regional Geology – Slave Structural Province

Regional Setting Slave Geological Province

Proterozoic

Archean

- granitic rocks
- greywacke-mudstone
- intermediate to felsic volcanic rocks
- mafic to intermediate volcanic rocks
- migmatite, gneiss; includes prevolcanic rock
- quartz arenite
- 3.0 + Ga gneiss remnants in Proterozoic rocks

Bathurst Inlet
Great Slave Lake
68 °
66 °
64 °
62 °
116 °
108 °
0 50 100
km
1
2
3
4
5
6
8
9
10
11
12
13
14
15
17
18
20
21
22
23

More recently, the Wisconsin continental glaciation and retreat, about 8,000 to 14,000 years ago, has left a thin, discontinuous mantle of sandy and bouldery basal and ablation tills and ice contact deposits such as eskers in the area. Younger glacio-lacustrine sediments are preserved locally in topographic depressions.

The Slave Geological Province may be divided into east and west domains based on isotope age data and deep crustal geophysical studies that suggest that the west domain represents older, thicker and more resistive lithosphere than the east domain that underlies the Lac de Gras area. Based on reported kimberlite exploration successes to date, the east Slave area has been more productive in that it hosts most of the over 200 pipes discovered to date in the NWT and Nunavut.

Most reported diamondiferous kimberlite pipes found in the Slave Province are relatively small compared to kimberlite occurrences world wide. They generally have a surface area of about two hectares (five acres). The Diavik pipes have similar dimensions.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

LOCAL GEOLOGY

Three main Archean lithologies are present in the Lac de Gras area. These are:

  greywacke-mudstone metaturbidites

  biotite±hornblende tonalite to quartz diorite

  two-mica or K-spar porphyritic granite and granodiorite.

All of these rock types are present on East Island, as shown in Figure 5, the local geology of the Lac de Gras area. Regional aeromagnetic patterns and limited lake-bottom drill-hole information suggest that metaturbidites underlie much of Lac de Gras to the south and west of East Island. The tonalite suite has been interpreted to be a small stock centred on southern East Island.

Figure 5 Local Geology – Lac de Gras Area

Regional Geological Map
Lithologies
Agd
Agk
Agkm
Symbols
Lineaments
Dykes
Faults
N
500000
510000
520000
530000
540000
550000
560000
570000
580000
590000
600000
610000
7210000
7200000
7190000
7180000
7170000
7160000
7150000
7140000
10
5
0
10 Kilometers

PROPERTY GEOLOGY

Figure 6 shows the geology and structural features of the Diavik mining property. The four kimberlite pipes containing the Diavik mineral reserves and mineral resources (A154S, A154N, A418 and A21) are situated off the east and southeast shore of East Island in Lac de Gras. The four pipes are aligned in a northeast-southwest direction along with other pipes. The A154S, A154N and A418 pipes are clustered together 3 km to 4 km northeast of A21.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Figure 6 Property Geology – Diavik Site

A154N
A154S
A418
A21
Two-Mica Granite
Tonalite to Quartz Diorite and Abundant Pegmatite
Metaturbites
Diabase Dyke
Fault
Modified from Stubely Geoscience 98

The area of the cluster is underlain by late Archean (2.5 to 2.8 billion years) muscovite biotite granites. The granites are cut by pegmatites locally, have inclusions of Yellowknife Group biotite schist, and are variably jointed and fractured sub-vertically and sub-horizontally. The basement in the A21 area is similar. A kilometre-wide belt of northwest-trending Yellowknife Group greywacke, siltstones and mudstones occupies an area on East Island between A21 and the other pipes.

Proterozoic diabase dikes representing each of the five sets and ages (1.2 to 2.2 billion years) known in the region have been traced on the Diavik property by airborne and ground magnetic surveys, and intersected in drilling and underground development work. These dikes have blocky fracture and joint patterns that may provide permeable channels for groundwater.

A fault has been encountered in mining of the A154S and A154N pipes, named Dewey’s Fault. It trends northeasterly, dips steeply and passes through both kimberlite pipes in the open pit. In places, it contains kimberlite dike material.

The Diavik kimberlites are Eocene in age (54 to 58 million years) and were formed by volcanic surface eruptions and near-surface injections of kimberlite magma and volcaniclastic debris into the granitic country rocks and into mid-Cretaceous to Tertiary mudstones. These latter formations covered the Archean basement at the time of kimberlite emplacement but have since been entirely eroded from the area.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Kimberlites are heterogeneous alkalic ultramafic rocks exhibiting a wide variety of textures. They have variable matrix-to-clast ratios, variable matrix alteration (serpentinization, clay alteration), and often contain country rock inclusions, mantle xenoliths and xenocrysts of various unique mineral phases including diamond. Kimberlite within the pipes at Diavik is broadly classed into three types of material.

  Hypabyssal facies or primary kimberlite that crystallized from kimberlite magma – – this material generally represents a small portion of the Diavik pipes and occurs at pipe walls and roots.

  Volcaniclastic material composed of tuffs containing lapilli and ash ejecta that fell directly back into a crater formed by the eruption, or slumped down crater walls; and epiclastic material composed of kimberlite and non-kimberlite sediments (primarily mudstones) that were washed into the crater – – these materials formed as distinct layered deposits and often show local graded bedding in the upper parts of the pipes; they represent the volumetrically dominant kimberlite facies in the four Diavik pipes.

  Xenolithic exotic fragments occurring in the pipes consisting of fragments of Archean basement country rocks and Cretaceous to Tertiary mudstones – – mudstone may predominate locally and can make up a significant portion by volume of the kimberlite; exotic tree fragments and fossil plant material have also been found in the kimberlites.

The pipes also contain varying amounts of host rock dilution which was incorporated during the eruption. Studies are ongoing to determine if the deposition of the project pipes occurred as a single emplacement event, or a series of volcanic eruptions.

DEPOSIT TYPES

The deposits being mined at Diavik are diamond-bearing kimberlite pipes, which form within thick Precambrian cratons. Since discovery of the Ekati diamondiferous kimberlites in 1991, some 200 kimberlite pipes have been found in the Slave craton in the Northwest Territories and Nunavut. Of these, several are considered worthy of mining at the Ekati Mine and four at the Diavik Diamond Mine in the Lac de Gras area of the Northwest Territories.

As a general description, diamonds are included as xenocrysts in a kimberlite magma as it is formed and ascends through the upper mantle and crust. As the earth’s surface is approached, the kimberlite magma, which is rich in volatiles such as CO2, explosively erupts, forming the characteristic "carrot-shaped" diatreme. Abundant kimberlite is erupted as pyroclastic ejecta and falls both within and adjacent to the pipe. The diatreme is filled with a combination of pyroclastic kimberlite, hypabyssal kimberlite, and in the case of the Lac de Gras pipes, Cretaceous mudstone that slumped back into the pipe. At Lac de Gras, the tops of the pipes were removed by continental glaciation. The kimberlites, being softer than the surrounding rocks, tended to form depressions which, after the glaciers retreated, filled with water to become small lakes. When the pipes occur under larger lakes, such as Lac de Gras, the pipes typically lie beneath small depressions on the lake bottom.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

MINERALIZATION

The diamondiferous kimberlite pipes at Diavik intrude granitic rocks and metaturbidites of the Slave craton. The Diavik Diamond Mine pipes vary from 118 m to 158 m in diameter at surface and are circular to slightly elongated in the northeast-southwest direction with bulges occurring along the margins. Their surface areas are in the range of one to two hectares, remarkably small but extremely high in grade compared to kimberlites elsewhere in the world that are or have been in commercial production. In cross-section, the pipe walls are near vertical to steeply inward-dipping and form typical kimberlite carrot shapes extending to and narrowing slightly at depth. A154S and A21 pipes are carrot shaped to "champagne glass" shaped and begin to narrow below 315 m depth below surface. A418 and A154N are nearly cylindrical for most of their vertical length before rapidly tapering to a point.

Deepest drilling completed on these pipes using large diameter holes reached the –116 m RL level for A154S, or 531 m below surface, -100 m RL for A154N (515 m depth), -100 m RL for A418 (515 m depth) and +44 m RL for A21 (371 m depth). The pipes have been modeled to –125 m RL for A154S, to -125 m RL for A154N, to –95 m RL for –A418, and –95 m for A21. In conjunction with the drilling, 3D seismic profiling has been used to try to guide volume updates. (Below the depth of known drill pierce points, 3D seismic interpretations have extended the volumetric shapes for A154N to below -300 m RL (715 m depth) and A418 to below -200 m RL (615 m depth), however, grade estimates for these zones are not available as no samples can be obtained from such depths, so the modeling is incomplete here.)

The kimberlite within each pipe has been subdivided into four to seven units for resource modeling. Units were broadly defined with the purpose of correlation across the pipe on a mine scale. The units were defined on the basis of macroscopic criteria, mud dilution, grain size, magnetic susceptibility, and textural and alteration characteristics. These aspects of kimberlite composition can exert control on diamond stone size and stone count, and hence diamond grade, as well as geotechnical and processing characteristics.

Diamonds are present in all of the kimberlite units with some variation in grade and stone size distributions. Excluding the zones at depth defined by seismic interpretation for which samples/grades do not yet exist, all of the kimberlite material in the A154S, A154N, A418 and A21 pipes that are modeled is included in the resource and reserve estimates. For the three pipes containing the current mineral reserves and within the mine plan – A154S, A154N and A418 – average grades are significantly higher than economic cut-off/break-even so mining selectivity is not practiced and all of the kimberlite is expected to be mined and processed.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

EXPLORATION

Early exploration of the Diavik property consisted of airborne geophysical surveys and sampling of glacial till for diamond indicator minerals such as garnets, chromite and ilmenite. Targets were followed up by small-diameter core drilling. This work led to the discovery of a number of kimberlite pipes which were further tested by small- and large-diameter core drilling, described in the next section. Four of the kimberlite pipes were found to have potentially economic concentrations of diamonds and were subject to mini-bulk sampling by large-diameter core ("LDC") drilling, underground bulk sampling of two pipes, and feasibility studies leading to the construction of the Diavik Diamond Mine.

DRILLING

DELINEATION DRILLING (Volume/Tonnage Definition)

The pierce point information for each kimberlite that existed prior to 2003 was sufficient for feasibility global estimates of tonnage. However, resolution of the modeled kimberlite contact needed to be increased for production mining control because the location of the contact boundary needs to be known within a couple or metres. For example, in a kimberlite that is 110 m in diameter, the contact stepping in or out by 5 m means a significant increase or decrease in the amount of ore delivered to the processing plant from that mining area which then results in the need to re-schedule equipment and resources to compensate for the mine plan deviation.

The number of delineation holes drilled in each of the four Diavik Diamond Mine pipes is summarized in Table 4. This table also indicates the number of pierce points added since the 1998 feasibility study and 3D seismic profiles used to guide volume updates. The majority of boreholes were drilled to collect geotechnical data but plans were adapted to obtain pierce point information wherever possible.

Table 4 Boreholes and Pierce Points Defining Diavik Kimberlite Pipe Volumes

		1998	2007 Pierce
Pipe	No. of	Feasibility	Points (All	3D Seismic
	Holes	Pierce points	years)	Profiles

A154S	140	39	57	1
A154N	54	15	42	5
A418	117	31	42	3
A21	18	19	19	2
Total	311	104	160	11

As the pipes are mined, any exposed clean contact is surveyed and these contact points are added to the pipe outline (number of points not included here as this affects reconciliation rather than resource numbers).

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Core drilling campaigns and their geological objectives since the start of mining operations are summarized as follows.

  2003 delineation drilling – delineation of the upper 30 m of A154S and A154N
  2003 geotechnical drilling – synergy: accomplished deep delineation of A154S and A154N
  2005 3D seismic drilling – deep delineation and 3D seismic test work on A154N
  2006 geotechnical drilling – synergy: delineation drilling on A418 and A21
  2006 3D seismic drilling – deep delineation and 3D seismic work on A418 and A21
  2007 delineation drilling – deep delineation drilling on A154N and A418

All borehole work was carried out as per DDMI’s standard procedures for drill work, where collar and hole orientation information is verified by QA/QC before drilling beyond 30 m. Borehole orientation surveys were taken at each 30 m interval using a reflex instrument, and for deep delineation holes a final borehole survey using a highly accurate north-seeking gyro was performed.

LARGE-DIAMETER CORE DRILLING (Grade and Value)

LDC holes (in A154S, A154N and A418) and LDRC holes (in A154N and A418) have been drilled to obtain samples large enough for macro diamond recovery. A418 Data for the upper 50 m and for a depth interval from 20 to 380 metres was added in 2005. These are summarized in Table 5.

Table 5 LDC and LDRC Samples Used in the Resource Model

Pipe	Drill Type	No. of Samples
A154S	LDC	157
A154N	LDC	130
	LDRC	136
A418	LDC	77
	LDRC	144
A21	LDC	66
Total	LDC	430
	LDRC	280

LDC drilling was also performed according to DDMI’s standard procedures for drilling, described above. In addition to LDC drilling, Table 5 also shows the LDRC holes drilled to date as well. The most recent LDRC work is described in the following section.

LARGE-DIAMETER REVERSE-CIRCULATION DRILLING (Grade and Value)

Two large-diameter reverse-circulation ("LDRC") bulk sample programs were completed since the 1999 feasibility study. Each program focused on recovering samples representing 10 m open pit benches in the A154N and A418 kimberlite to establish better local bench-to-bench grade confidence. The smoothing effect of the feasibility study’s global estimate was not sufficient information for short-term mine and process plant production planning.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

The 2004 LDRC program, which arose from recommendations in a 2003 technical review led by Rio Tinto, sought to increase local grade confidence in the upper part of the A154N kimberlite as well as to drill deep LDRC holes to produce a package of diamonds for price valuation. A total of ten 24 in. diameter LDRC holes were completed, with 6 being shallow holes to the base of the upper kimberlite unit and 4 being deep holes up to 380 m deep into the kimberlite.

The LDRC sampling program also focused on the A418 kimberlite in 2004. Five 13.75 in. LDRC boreholes were completed in the upper 50 m to 80 m of the A418 kimberlite. Holes were designed to place grade samples in the upper and outer part of the kimberlite adjacent to the kimberlite contact. Since the feasibility study drilling was more central in the kimberlite, samples from the margins of the pipe were needed to test for the existence of a lower-grade mud-rich unit similar to that seen in the upper parts of the A154S pipe.

LDRC drilling in 2005 focused on sampling the A418 kimberlite to the bottom of the designed open pit. The nine vertical 13.75 in. holes were designed to add more grade samples to the A418 block model to provide better local bench-to-bench estimates of grade. The LDRC drilling/sample lengths were based on the 10 m benches used in the pit design. Chip samples were recovered from the LDRC holes for each metre of advance and detailed chip logs were kept. Chip logging presented difficulties in establishing the geology but major boundaries could be seen. For resource modeling work, the overall model geology was applied to the samples.

Each sample length for the A154N and A418 programs was treated separately through Kennecott’s laboratory/plant in Thunder Bay, Ontario, with the circuit being flushed and cleaned between each sample. The resulting product (rough diamonds) from each sample program were reviewed and checked against diamond size frequency distribution curves prior to the information being used in the resource model.

A discrepancy in the diamond recovery from the 2005 A418 bulk sample was discovered relating to a problematic x-ray sorter. The size frequency distribution showed a 12% loss in fine diamonds when compared to curves for earlier samples from the same pipe. The x-ray sorter was replaced along with some other plant updates in 2006, and reprocessing of the sample concentrates was performed with the results examined as well by specialists from the Rio Tinto Diamonds group. The corrected results were deemed to be consistent with existing diamond size frequency curves and thus appropriate to provide confidence for grade estimation and price valuations. This outstanding group of data have now been added to the resource model.

Ongoing LDRC drill sampling of A154S, A154N and A418 will be conducted from selected subsurface locations in the near future as the underground mine workings advance.

3D SEISMIC DRILLING (Volume Confidence)

Borehole seismics is being used to enhance pierce point resolution and reduce the reliance on boreholes-only for accurate delineation of the kimberlite contact. 3D seismic surveys were completed in four boreholes adjacent to the A154N kimberlite and one borehole near the A418 kimberlite in 2005. The 2006 program completed surveys on two holes adjacent to each the A418 and A21 kimberlites. A high-frequency piezoelectric source and borehole hydrophones were placed down steeply-inclined (-80o dip angle) boreholes drilled in the country rock within 100 m of the kimberlite. Each borehole was meticulously planned and carefully drilled so as to strike the kimberlite at depth in order to have a reference point. Sonic velocity surveys and a north-seeking gyro orientation survey were completed on each borehole to ensure confidence in the hole location (Figure 7).

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Both single-hole and cross-hole surveys were carried out around the A154N kimberlite. Single-hole results show resolved contacts. Profiles produced across the kimberlites showed clearly some near contacts and a far contact which requires some interpretation. Smaller-scale single-hole surveys were conducted adjacent to the A418 and A21 kimberlites that produced a smaller number of profiles that could be fit to the models using pierce point references.

At the time of this report, the seismic profiles are being reinterpreted for better agreement with drilled pierce point and as-mined data for A154N. The A418 and A21 seismic profiles have not been applied to the resource model yet.

Figure 7 3D Seismic Profiles of A154N

SAMPLING METHOD AND APPROACH

LARGE-DIAMETER CORE ("LDC")

For the LDC drill holes, sample intervals were selected to obtain sufficient kimberlite to recover a minimum targeted number of stones or carats for confidence in grade estimation. The sample size thus depends on the grade expected in a particular kimberlite pipe. For the relatively high grade Diavik pipes, DDMI chose nominal sampling intervals of 15 m for 152 mm (6 in.) diameter core and 25 m for PQ (3 in. to 4 in. diameter) and smaller core.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Actual sample lengths and weights are somewhat variable within the individual pipes and from pipe to pipe. For the Diavik LDC holes, sample weights varied from 467 kg to 800 kg. Only 3% of the A154S LDC samples had stone densities less than 20 stones per tonne (spt). Only 16% had lower stone density for the four pipes overall with low values arising from mud inclusion-rich material, low-grade units, or anomalously hard kimberlite with lower process recovery. In a 2005 opinion by an independent auditor, the LDC drilling provided representative samples.

Overall for the four Diavik pipes, a total of 266 t of LDC material were processed at the DDMI pilot plant in Yellowknife and returned 1,028 ct of diamonds.

LARGE-DIAMETER REVERSE-CIRCULATION ("LDRC") SAMPLES

No LDRC sampling was done for the 1999 feasibility study but two LDRC programs were completed since the 1999 feasibility study. The programs recovered bulk samples representing 10 m open pit benches in the A154N and A418 kimberlite to establish better local bench-to-bench grade confidence for short-term mine and process plant production planning.

The 2004 LDRC program increased local grade confidence in the upper part of the A154N kimberlite and drilled deep LDRC holes to produce a package of diamonds for price valuation. A total of ten 24 in. diameter LDRC holes were completed. Six were shallow holes drilled to the base of the upper kimberlite unit and four were deep holes as far as 380 m deep into the kimberlite.

The 2004 LDRC sampling program also focused on the A418 kimberlite. Five 13.75 in. LDRC boreholes were completed in the upper 50 m to 80 m of the A418 kimberlite. These provided grade samples in the upper and outer part of the kimberlite adjacent to the kimberlite contact. The earlier feasibility study drilling was more central in the kimberlite, and samples from the margins of the pipe were needed to test for the existence of a lower-grade mud-rich unit similar to that seen in the upper parts of the A154S pipe in during mine start-up in 2003.

LDRC drilling in 2005 focused on sampling the A418 kimberlite to the bottom of the designed open pit. The nine vertical 13.75 in. holes added more grade samples to the A418 block model to provide better local bench-to-bench estimates of grade. The LDRC drilling/sample lengths were based on the 10 m benches used in the pit design. Chip samples were recovered from the LDRC holes for each metre of advance and detailed chip logs were kept.

Samples from the 2004–2005 A154N and A418 programs were treated at Kennecott’s laboratory/plant in Thunder Bay, Ontario. The circuit was flushed and cleaned between each sample. The resulting products (rough diamonds) from each sample program were examined against diamond size frequency distribution curves obtained from earlier feasibility sampling.

A malfunctioning x-ray sorter caused the 2005 A418 bulk sample to show a 12% loss of fine diamonds when compared to size frequency distribution curves for earlier samples from the same pipe. After replacement of the x-ray sorter and some other plant updates in 2006, the sample concentrates were reprocessed and the results examined by specialists from the Rio Tinto Diamonds group. The corrected results were deemed to be consistent with existing diamond size frequency curves and the 12% apparent loss of fine diamonds was almost entirely recovered after correcting the x-ray sorter problem.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

UNDERGROUND BULK SAMPLING

Underground bulk sampling played a crucial role in the 1999 feasibility study by providing a representative sample of diamonds for meaningful valuation and assessment of the average diamond price.

Pre-1999 bulk sampling of the A154S and A418 pipes was carried out by means of a decline and 2 m by 2 m drifts. Pilot holes were drilled in advance of the drifting and allowed grouting and mapping of kimberlite contacts but were not used for sampling. The A154N and A21 pipes were not bulk-sampled underground at this time.

In the A154S pipe, samples were collected from a total of 153 m of drifts excavated at the 260 m RL (155 m depth). One heading trended west-northwest and two sub-headings were cut in a northerly direction sub-parallel to and within 20 m of the eastern pipe wall. Five kimberlite units were sampled in the east half of the pipe.

Three headings totaling 195 m were advanced to the northeast and east in the west half of the A418 pipe at 260 m RL. Bulk samples were taken from four separate kimberlite units which were mapped underground.

The kimberlite bulk samples from the A154S and A418 pipes were shipped to and processed in 10 tonne/hour (t/hr) pilot plants, either DDMI’s plant at the Con Mine site in Yellowknife (DDMI) or at the Ekati Mine Koala site. The bottom screen size was 0.85 mm. The 2,587 t sample from A154S yielded 12,688 ct and the 3,350 t sample from A418 yielded 8,325 ct.

Not all kimberlite units identified in the LDC drilling were bulk sampled in the A154S and A418 pipes, since drifts were restricted to one level and did not extend across the entire pipe. However, stone density versus stone size distributions and size frequency distributions for LDC and bulk samples compare reasonably well for A154S indicating that the A154S bulk sampling was representative of the diamonds in this pipe.

For the A418 pipe, size distributions indicate that diamonds in the +9 sieve size to 3 carats for the bulk sample were proportionately less than in the LDC samples, and that more large diamonds (+3 carats) were bulk-sampled. This is attributed to under-representation of the MFKB kimberlite unit which has larger stones and higher grade than the other units in A418, and to the larger size of the bulk samples which tend to obtain more large stones.

In 2006 and 2007, as part of detailed feasibility studies to finalize underground mine plans and update life-of-mine business scenarios, additional bulk sampling was carried out for a number of purposes:

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

  to test the roadheader performance, kimberlite cutability and suitability of continuous machine mining applied to Diavik kimberlites to assess, if possible, via both computer simulation and diamond assessment, the impact of blast damage versus machine mining on diamond value to examine several variables associated with underground mining of the Diavik pipes, especially structural geology, geomechanics and hydrogeology diamond price valuations

  A21 – at 220 m RL elevation – target 6,000 t – to determine the value of A21 diamonds

  A418 – at 170 m RL elevation – target 3,000 t to 6,000 t – to confirm prices closer to where underground mining will take place

  A154N – at 140 m RL elevation – target two separate 6,000 t samples – to obtain assurances in light of an apparent fall in average diamond quality during 2005 and 2006 when A154 Pit production included large volumes of A154N

No new bulk sampling was done for A154S. In A154N, for which two underground mining methods were being planned, one bulk sample was mined using a roadheader and a second was mined by conventional drilling and blasting. A418’s relative softness suggested only a single mining method involving mechanical cutting using roadheaders, so its bulk sample was mined using only a roadheader. A21 was planned as a dual-method bulk sampling program similar to A154N, but very poor ground conditions – blocky structures and clayey mudstones – revealed that A21 would not be suitable for mining by drilling and blasting and hence the sample mining was mined only by roadheader.

The bulk samples were processed on-site at the Diavik processing plant between Q4 2006 and July 2007. Treatment was carried out in batches as the complete samples from each of the pipes became available. By that time the processing plant had not only proven its performance capabilities but was demonstrating ongoing improvement in diamond recovery, particularly in the smaller size ranges. Processing the bulk samples in the Diavik processing plant provided recoveries to be expected under actual operating conditions, and also provided operating staff opportunities to gain further knowledge of each pipe’s processing characteristics.

As part of the recent bulk sampling work, a 100 t mini-bulk sample of A21 was processed at Kennecott’s lab/plant at Thunder Bay in August 2007.

DIAMOND VALUATIONS

For the 1999 feasibility study, diamond valuations were based on stones recovered from the underground bulk samples of the A154S and A418 pipes and on stones recovered from LDC samples of the A154N and A21 pipes.

For the A154S and A418 pipes, representative valuation parcels were selected from the diamonds recovered from each bulk sample. The valuation parcels contained all of the stones larger than "3 grainers" (0.75 carats) and representative fractions of the smaller size classes. The raw diamond values were adjusted to compensate for under-representation or over-representation of stones in the larger size classes which were modeled to fit a lognormal distribution (typical for diamond deposits).

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

For the A154S pipe, a total of 12,688 carats was recovered from pilot plant processing of 2,587 t of kimberlite at a bottom screen size of 0.85 mm. A representative sample of 5,228 carats was selected for valuation. This provided the price forecast used in the 1999 feasibility study. In March 2003, Harry Winston sold its first parcel of Diavik diamonds from the A154S pipe which confirmed the price expectations.

For the A418 pipe, a total of 8,325 carats was recovered from pilot plant processing of 3,350 t of kimberlite at a bottom screen size of 0.85 mm. A representative sample of 4,717 carats was selected for valuation. The A418 kimberlite was divided into two types and the bulk samples of each were treated separately because the diamond size frequency distributions are different and it was felt that the two types needed to be valued in separate parcels. A418 was represented by two prices in the 1999 feasibility study, one for ‘Type A’ kimberlite and the other for ‘Type B’ kimberlite. In general, the Type A and Type B are considered to represent the MFKB and FBLK kimberlite units respectively, which are dominant units in A418. (MFKB is a geologist’s acronym for macrocryst-rich kimberlite breccia. FBLK is finely bedded and mud-rich lapilli-bearing kimberlite.)

For the A154N pipe, since no bulk sample was taken, the 1999 feasibility study assumed a very conservative price based on valuation of a relatively small 157 carat parcel of diamonds recovered from mini-bulk sampling by LDC drill holes. A bulk sample was mined from the upper part of the A154N pipe in the A154 Pit in 2003. A total of 11,771 carats were recovered at a bottom screen size of 1 mm from 19,342 t. This sample resulted in a much higher value comparable to A154N prices being observed today.

For the A21 pipe, since no bulk sample was taken, the 1999 feasibility study similarly assumed a very conservative price based on valuation of a small 90 carat parcel of diamonds recovered from a 30.5 t mini-bulk sample from LDC drill holes. A larger parcel was needed to confirm the valuation of the A21 diamonds.

In the most recent bulk sampling campaigns conducted during 2006 and 2007 to strengthen detailed feasibility studies that were being done to support updated life-of-mine plans, more valuations were performed for three of the Diavik Diamond Mine pipes. After processing on-site at the Diavik processing plant, the rough diamonds received final cleaning at the production splitting facility ("PSF") in Yellowknife (where rough diamond production is cleaned, sorted, and split into HWDML’s 40% share and DDMI’s 60% share) before being sent to Antwerp for sorting and valuation.

For A418, a bulk sample of 5,347 t was mined from 170 m elevation and processed in November 2006 that yielded 10,629 carats. Updated prices for A418 as a weighted average between Type A (MFKB) and Type B (FBLK) were received in September 2007.

For the two A154N bulk samples mined at 140 m elevation, 10,183 t was removed from the pipe which gave 5,799 carats in the roadheader sample and 8,772 carats in the drill-blast sample.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Updated price estimates for A154N in September 2007 incorporated the results of the recent bulk sample evaluation.

For A154S, for which no new bulk sampling was done, the price was updated based on market experience and on size frequency distributions representing the result of increased plant recovery. With the increased recovery being primarily in the smaller size ranges, which fetch lower prices, the average price of A154S was revised accordingly in September 2007.

For A21, valuation results were not conclusive. The 2007 bulk sample came from two geological units. A 1,629 t "southern" sample from the MUDX unit provided 1,299 carats valued at a high price approaching that of A154S. This parcel contained a 76 carat stone. The price estimate without the 76 carat stone was 50% lower. For the 2,957 t "northern" sample from the MUKB unit, 6,885 carats were recovered for an average price that resembled the lower of the two prices. The size frequency distributions from these two samples were similar but unconventional with less small diamonds and less large diamonds than A154S production. The original pre-1999 LDC sample of 90 carats that provided greater spatial representation of A21 has a size-frequency distribution that is less developed in primarily the big diamonds but the rest of the curve matched A154S and the existence of large diamonds was strongly suggested. The 2007 bulk sampling signalled that a global size frequency distribution for A21 is not yet in hand, and an average diamond price for A21 cannot be confirmed yet.

Note that diamond prices are privileged information and are not for public knowledge. Prices used for economic analysis of the Diavik Diamond Mine are discussed below in the section entitled Economic Analysis.

SAMPLE PREPARATION, ANALYSES AND SECURITY

For the pre-1999 work, material from individual drift rounds in the A154S pipe was put through the DDMI pilot plant in Yellowknife as two- to four-round batches run in two campaigns. Separate batches were run for different kimberlite units. The plant was thoroughly purged between samples to avoid contamination. Some A154S material was also taken to the Ekati Mine and processed in the Koala test plant when the winter ice road to Yellowknife was closed. The A418 material was stored as piles of aggregated rounds and batched pile-by-pile at the DDMI Yellowknife plant. The 1996-98 LDC mini-bulk samples were also treated at the DDMI Yellowknife pilot plant.

Both pilot plant flow sheets incorporated conventional and proven diamond recovery techniques consisting of crushing, scrubbing, dense medium separation, re-crushing, x-ray separation, magnetic separation and hand sorting. Bottom screen size was 0.85 mm. Calculated efficiencies for the pilot plants were between 88% and 93% based on recovery and tailings studies, and the use of density tracers in the test work. The pilot plant process flow charts were similar to the Diavik processing plant flow chart.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

The initial grouping of recovered diamonds involved combining stones recovered from all of the rounds or piles for each of the three geologic units. These parcels were then sized and split into roughly equal portions by riffling. The valuation parcel included all large goods larger than 3 grainers (approximately 0.75 carats) in weight and a representative fraction of the small stones. The ‘coated’ category of goods was recovered on all sieve sizes. Separate parcels were created for coateds larger than the 11DTC sieve size and these went into the representative valuation parcel.

The re-crush goods represented stones recovered from the secondary crushing of coarse oversize material reserved from the processing of the various bulk samples. Depending on which test plant was used, either Ekati or the Yellowknife DDMI plant, the re-crush was done to either –6 or –8 mm. The recovered goods were combined regardless of the minimum re-crush size, and given that only approximately 400 carats of material (mostly lower-value small stones) were recovered the overall effect of this material on the average total parcel value is quite small.

For the 2006 and 2007 bulk samples processed on-site at the Diavik processing plant, the mined bulk samples were placed in separate stockpiles for processing in closely monitored batches. To minimize disruption to the operation, bulk sample processing was carried out after a scheduled maintenance shut-down where possible. Before the shut-down, bins would be emptied, any remaining circulating loads discharged, grease tables scraped and any product pulled from the x-ray sorter. Where bulk samples were to be processed during a regular production day, processing and recovery plants would be purged, incurring 2–3 hours of downtime before processing the bulk sample.

For each of the bulk sample batches, lab technicians performed metallurgical surveys assisted by plant operators. In addition, all screens were visually inspected and replaced when evidence of wear was observed. Gaps in the rolls crusher and cone crusher were closely monitored and adjusted as necessary. Grease tables were cleaned and prepared before each bulk sample, and the x-ray sorter concentrate and reject containers were emptied.

The normal high security for a diamond operation was enforced throughout the sample processing. All of the areas where diamonds are produced have very limited and controlled access. Card-locked doors control access and strategically installed cameras operate in sensitive areas. There are random searches for employees exiting from low-risk areas. High-risk areas such as the recovery plant have 100% search policies. DDMI has a trained, full-time security force.

Diamonds were recovered from each bulk sample separately and the finished goods were kept apart in the sort house and packaged separately. Labelling was used to identify the parcels and the PSF in Yellowknife notified of the special shipments and markings. The PSF cleaned and sieved each parcel separately. The diamonds were shipped to Antwerp for valuation.

The author believes that the planning, collecting and handling of the samples were carried out with the appropriate degree of foresight, proficiency and security measures. The processing and analyses were performed by qualified DDMI and Rio Tinto Diamonds personnel. Chain of custody practices were equal to or better than mining industry expectations.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

DATA VERIFICATION

The original database was audited in 1999 by MRDI and was found to be of very good quality, and essentially free of entry and transcription errors.

Extensive checking of original logs for a July 2000 update by DDMI resulted in revision of some interval rock formation limits and toe depths for 10 holes. Only one change – a corrected hole length – was significant with the rest having no impact on mineral resource estimation.

At the time of its 2001 due diligence audit for the bank group, Scott Wilson RPA (formerly known as Roscoe Postle Associates) ("RPA") reviewed core logging and other data collection procedures and inspected drill logs and drilling records. RPA examined character samples of the kimberlite core, kimberlite hand samples collected from underground, and photographs of core. RPA obtained and examined the resource digital database and conducted checks as part of the audit. RPA confirmed the earlier MRDI findings. In their April 2005 audit, RPA expressed an opinion that the drill-hole and bulk sampling data are appropriate for estimation of mineral resources and mineral reserves.

Some modeling updates were made by DDMI in 2003, half a year after production start-up, to incorporate as-mined data that included mine surveys and geology mapping. This was a combined effort involving two senior members of DDMI’s geology staff, two consultants (one independent, the other from Mintec Inc.), a DDMI mining engineer, and the author. This exercise was intended to ensure that the model reflected as-mined surveys and mapping observations at the time, with a view that such updates would be made at regular intervals as mining operations progressed.

During the 2004 and 2005 LDRC drilling programs, geologists attended the drill rigs 24 hours per day, 7 days per week, to guide sampling, data collection and QA/QC for all drill data. The majority of boreholes were surveyed with a north-seeking gyro, and deviations were reported to be negligible for short holes and up to 7 m over 380 m in the long holes.

In 2005, DDMI Geology performed a significant data consolidation effort involving the establishment of key databases and data validation and accusation systems. In addition to the results of new drilling programs, production mining was producing a large amount of data for which proper storage is required. Prior to this effort all feasibility data was stored in validated Excel spreadsheets and within the modeling data files. A well-established and commercially-supported database (AcQuire) was chosen because it integrated well with DDMI’s modeling software and enjoyed a community of users within the Rio Tinto group worldwide. Validation steps were built into the databasing processes prior to importing any information to ensure that all coordinate locations, unit naming conventions or survey datum irregularities are identified and corrected prior to adding to the database. From late 2005 onward, all mapping from the mine, ore tracking information, borehole locations and borehole logging data is entered into the database. Validation checking of borehole locations occurs on the front end before the data is added to the database by a built-in validation as well as graphically after the data is entered into the database. All physical data, including borehole collar and down-hole surveys, as well as geological data derived from original borehole logging, go through several verification steps.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

A separate AcQuire database was built in 2005 to hold all the diamond data relevant to resource evaluation and estimation. Data used in resource calculations is drawn directly from the validated data sources.

More recently, new data to be added to the resource model and continued handling of existing data has continued to undergo quality control steps.

All of the composite samples are now stored in a format that can be used to estimate grade for the model directly without further importing or file format changes, thus reducing opportunities for data-handling errors.

In spring 2007, new data to be added to A418 were reviewed and checked by Rio Tinto’s top geostatistics expert as part of his derivation of the geostatistical parameters required for estimations using the data. A review was also conducted on the existing A21 data to address questions about its resource classifications.

In the most recent resource modeling workshop within DDMI, November 2007, the composite files for all three of the Diavik production kimberlites (A154S, A154N, A418) were extracted from the database into an Excel spreadsheet and then compared to the original datasets in Excel and the composite extracts from the resource models. With all three datasets for each kimberlite in Excel format, calculation fields were set up to ensure that each sample and its corresponding total carat value were identical. From within the existing dataset, only one discrepancy was found and corrected: two composite samples for A418 from 2004 that had their results reversed. Where there were new samples to be added in 2007 (only in A418), data was also loaded into Vulcan visualization software for visual inspection of the data. This was a collaborative process involving two DDMI resource geologists, the chief geologist, and a Rio Tinto principal adviser for the corporation on resource modeling.

Although the 2007 data verification work involved data that was collected in 2004 and 2005 along with original data from prior years that had already been verified by various parties on various occasions, the 2007 work did not include re-checking original data entries from the core logs or examining physical samples.

Updating of the internal kimberlite geology contacts and the kimberlite/host-rock contact was also carried out in 2007 to ensure conformance with active open pit mining and underground pre-production developments. New contact surfaces were inspected by two DDMI resource geologists using 3-dimensional graphics and drill-hole data, and visual comparisons with the 2006 surfaces were also made. Later, in November, these were further reviewed against drill-hole intersections by DDMI’s chief geologist and Rio Tinto’s principal adviser for resource modeling.

After all 2007 updates to the resource block model were made, in November a further check was made on 5 m horizontal slices through each of the kimberlites (the block height) to see that the model blocks were coded correctly.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Final steps were to generate ‘reserves’ to ensure that blocks had the correct pipe and geology unit information, to assess whether the impacts on ‘reserves’ were within expectations for the changes made, and to compare with 2006’s results. The author reviewed these results in December 2007 and, apart from a minor spreadsheet calculation error that was caught and fixed, was satisfied that the changes from 2006’s ‘reserve’ (resource) reports for each kimberlite were in order.

As a listed corporation on the New York and the Australian stock exchanges, Rio Tinto and its subsidiaries – including DDMI – adhere to U.S. SEC and Australian JORC (Joint Ore Reserves Committee) reporting requirements for mineral resources and reserves. The two Rio Tinto advisers (for geostatistics and for resource modeling), DDMI’s chief geologist and one of the two resource geologists are Competent Persons within the meaning of JORC and perform their work to those standards. Through working relationships beginning as early as 2004, the author is familiar with the work of the DDMI and Rio Tinto practitioners mentioned. The author is also a Competent Person and familiar with JORC standards. The author actively reviewed the end-results of the 2007 resource modeling updates in detail, but did not personally verify geological database items/inputs during the 2007 data reviews given the academic qualifications, relevant experience and professional standing of the practitioners involved and given the author’s satisfactory findings on examination of the subsequent overall results.

ADJACENT PROPERTIES

BHP Billiton Diamonds Inc. owns an 80% interest in the Ekati diamond mine located approximately 30 km northwest of the Diavik Diamond Mine. The Ekati property holdings adjoin the northern boundary of the Diavik mining licences. Ekati began operations in October 1998. Most of the kimberlite pipes mined by Ekati are located some 30 km northwest of the Diavik mine, but the Misery kimberlite pipe is being mined a few kilometres north of the Diavik Diamond Mine on the north shore of Lac de Gras.

The Diavik mining leases were originally part of a larger block of claims staked by Harry Winston in late 1991 and early 1992. Under the terms of the Diavik Option Agreement, Kennecott Canada Inc. ("Kennecott") earned a 60% interest in the Harry Winston–DDMI block, thereby reducing Harry Winston’s interest to 40%. In 1996 and 1997, those mineral claims containing the four kimberlites to be mined along with adjoining claims were legally surveyed and converted to mining leases. In 2001 and 2002, a legal surveying program was completed to convert the remaining mineral claims within the Harry Winston–DDMI block to mining leases. These remaining mineral claims are located to the east and northeast of the Diavik mining leases.

Harry Winston indirectly holds interests in several other claim blocks adjoining the Diavik Diamond Mine operation. The Harry Winston property holdings and interests are listed in Table 6 and shown in Figure 2.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Table 6 Harry Winston Property Holdings Adjacent to Diavik Mine

Block Name	Size	Harry Winston Interest
Harry Winston–DDMI	393,660 acres	40%
Commonwealth	114,692 acres	44.4%
Tenby	100,960 acres	35%
Pure Gold North	13,032 acres	20.4%
Pure Gold South	5,059 acres	22%
Westfort	12,819 acres	20.4%
KRL	7,748 acres	20.4%

Total	647,970 acres

MINERAL PROCESSING AND METALLURGICAL TESTING

The Diavik Diamond Mine has been in commercial production since 2003. The processing plant has been in continuous operation since November 2002 and is described later under Other Relevant Data and Information in a sub-section titled Recoverability.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

STATEMENT

Tables 7 and 8 summarize the mineral reserves and mineral resources at the Diavik Diamond Mine as at the end of December 31, 2007 expressed in millions of tonnes, carats per tonne, and (for reserves) millions of carats. Totals may not add up exactly due to rounding. The values shown are 100% of the Diavik Joint Venture.

The Diavik mineral reserves and mineral resources described in this report were prepared for compliance with JORC and, with no modifications, are consistent with NI 43-101 requirements as they also comply with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

The mineral reserves shown here account for all depletions due to production and sampling to the end of December 31, 2007. The mineral reserves also include forecasted mining losses and dilution. For the open pit reserves, these are checked periodically against actual performance; the most recent analysis was in July 2007. For the underground mining reserves, for which production is expected to commence in 2009, mining loss and dilution assumptions are based on detailed estimations from the approved underground feasibility study produced for DDMI by McIntosh Engineering Inc. Metallurgical recovery has been accounted for.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Table 7 Mineral Reserves at Diavik Diamond Mine – December 31, 2007
	PROVEN RESERVES			PROBABLE RESERVES			PROVEN and PROBABLE
	M t	ct/t	M ct	M t	ct/t	M ct	M t	ct/t	M ct
A154S
Open Pit	1.2	5.8	7.1	0.7	7.3	5.0	1.9	6.3	12.2
Underground	--	--	--	3.0	4.9	14.8	3.0	4.9	14.8
Total A154S	1.2	5.8	7.1	3.7	5.4	19.8	4.9	5.5	27.0
A154N
Open Pit	0.1	3.3	0.3	--	--	-- ..	0.1	3.3	0.3
Underground	2.8	2.3	6.3	5.9	2.2	12.7	8.7	2.2	19.0
Total A154N	2.9	2.3	6.6	5.9	2.2	12.7	8.7	2.2	19.3
A418
Open Pit	4.3	3.4	14.6	--	--	--	4.3	3.4	14.6
Underground	0.5	4.2	2.1	3.5	4.1	14.2	3.9	4.1	16.3
Total A418	4.8	3.4	16.6	3.5	4.1	14.2	8.3	3.7	30.8
TOTAL
Open Pit	5.7	3.9	22.0	0.7	7.3	5.0	6.3	4.3	27.0
Underground	3.3	2.5	8.4	12.3	3.4	41.7	15.6	3.2	50.1
Total Reserves	9.0	3.4	30.3	13.0	3.6	46.7	21.9	3.5	77.1
Note: totals may not add up due to rounding

The mineral resources are outside of the mineral reserves and are not included in DDMI’s business plan. The mineral resources have reasonable potential to be mined but do not have mining losses and/or dilution applied at this time, and as such they represent in situ values.

Table 8 Mineral Resources at Diavik Diamond Mine – December 31, 2007
	MEASURED			INDICATED			INFERRED
	M t	ct/t	M ct	M t	ct/t	M ct	M t	ct/t	M ct
A154S	--	--	--	--	--	--	0.6	4.3	2.5
A154N	--	--	--	--	--	--	1.7	2.6	4.4
A418	--	--	--	--	--	--	0.6	4.5	2.7
A21	--	--	--	4.1	3.1	12.7	0.7	2.8	1.9
TOTALS	--	--	--	4.1	3.1	12.7	3.6	3.2	11.5
Note: totals may not add up due to rounding

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources:

Harry Winston is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Form 43-101F1 Technical Report containing descriptions of the Diavik Diamond Mine’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

The mineral reserves and resources were prepared jointly by and under the supervision of:

  Calvin G. Yip, P.Eng.
  Mining Engineer
  Principal Advisor, Strategic Planning – Diavik Diamond Mines Inc. (DDMI)
  Competent Person (Australian JORC code) within the Rio Tinto group for DDMI
  Qualified Person (NI 43-101) for Harry Winston

  David J. Eichenberg, P.Geol.
  Geologist
  Chief Geologist – Diavik Diamond Mines Inc. (DDMI)
  Competent Person (Australian JORC code) within the Rio Tinto group for DDMI

Figure 8 is a generalized section view illustrating the four Diavik Diamond Mine kimberlites and their classifications. The A21 kimberlite is located approximately 4 km southwest of the main cluster. The illustration also shows the A154 Pit as of December 31, 2007 as well as the pre-stripping progress to date at the adjacent A418 Pit.

Figure 8 Diavik Mineral Resource and Mineral Reserve Status – December 31, 2007

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

KEY ASSUMPTIONS, PARAMETERS AND METHODS

Resource Modeling

Data

  Data used for resource estimation is assembled from several sources.

  (Pre-1999) standard-size core drilling – geological interpretation for 3D modeling of the kimberlite pipes and their internal kimberlite units, and for bulk density determinations

  (Pre-1999) LDC drilling – grade estimation and geological interpretation for bulk density determinations – in the case of A21, LDC drilling provided the preliminary diamond valuation prior to the A21 underground bulk sampling that was mined in 2007

  (Pre-1999) underground bulk sampling – diamond valuations and, to a lesser extent, geological interpretation

  Ongoing production data from A154S and A154N pipes – confirmation or modification of pipe geometry, bulk densities, diamond grades, diamond values and, in the case of A154N pipe in 2003, for revised diamond valuation

  2004 LDRC drilling (24-in. diameter) drilling in A154N – grade estimation and diamond valuation

  2004 geotechnical Sonic drilling in A418 – supplementary geological interpretation

  2004 and 2005 LDRC drilling (13.5-in. diameter) in A418 – grade estimation

  2005 3D seismic profiling of A154N – pipe geometry at depth – not yet used; re-profiling underway

  2005 and 2006 3D seismic profiling of A418 – pipe geometry at depth – not yet used; re-profiling underway

  2006 3D seismic profiling of A21 – pipe geometry at depth – not yet used; re-profiling underway

  2006 underground bulk sampling in A418 – sample: diamond valuation – excavation: internal kimberlite geology and kimberlite/host-rock contacts

  2007 underground bulk sampling in A154N – sample: diamond valuation – excavation: internal kimberlite geology and kimberlite/host-rock contacts

  2007 underground bulk sampling in A21 – diamond valuation update

Volume

The three dimensional solids models of each kimberlite pipe and the kimberlite unit domains within each pipe are modeled from the drill hole pierce points and some new mapping from 2006 and 2007 underground bulk sampling and mine development excavations. As-mined production surveys and mapping are also used to update solids geometries, although these are more for historical records than for forward-looking estimations.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

SG/Tonnage

Tonnage estimates in the resource model are derived from volumes generated from the geology model and specific gravity of the geological unit. The specific gravity information is drawn from the values established for each geological unit during the 1998 resource estimation. Currently only volume changes have occurred with respect to geology units used in resource estimation. The specific gravity framework set up in the 1998 study is still used.

From 1994 to 1997, DDMI conducted 3,698 specific gravity (SG) and moisture tests on kimberlite and country rock drill core from both small-diameter core delineation holes and LDC mini-bulk sampling holes with most of the data being from LDC holes. Samples weighing between 100 g and 500 g were collected at 6 m intervals downhole. Testing was done on site and at the Yellowknife bulk sample pilot plant on crushed 1,000 g samples in 1997. Standard water immersion methods were used: the weight-loss-in-water method accounts for 93% of the SG tests with the balance done in 1996 by water displacement.

In 1997 the procedures were modified to splitting the core with one half submitted for moisture testing and the other determined for wet SG. The wet SG was corrected for the moisture content of the corresponding split. All SG data were reviewed for reasonableness by DDMI and MRDI as an independent consultant. Moisture contents are relatively high in the kimberlite units, and decrease with depth.

In their 2005 audit, RPA said that they had reviewed the SG data as part of its 2001 audit and noted that the SG testing is industry standard, and procedures were well documented. RPA found that the SG results are reasonable for use in resource and reserve estimation.

Since production commenced in late 2002, much more SG and moisture content data have been collected. In the upper benches mined in the A154N open pit, moisture content was initially higher and SG lower than expected. This is because the kimberlite at the top of the pipes, particularly A154S, was not well sampled in the LDC drilling. Kimberlite at the top of the pipe contained more water than expected, much of it in the form of ice. Also, a mud-rich volcaniclastic unit was encountered that formed a carapace or cap on the A154S pipe. This unit had a lower density than anticipated. With increasing depth mined, the moisture content has decreased and the SG increased to predicted levels.

Specific gravity values are coded to the resource block model. A single SG value is assigned for each geological unit in each pipe, as it was in the original 1998 resource model.

Compositing

Composited sample attributes, such as counts of the number of stones per tonne (STP) and grades expressed as the carats per tonne (CPT) were used.

Data collected by early LDC drilling was composited to regularize the samples for uniform weighting prior to geostatistical interpolation of stones/tonne values. The samples were composited by equal sample weight rather than the usual practice of equal sample length. The target weight for the composites in each pipe was selected as an average after review of the distribution of sample weights in the pipe. Domain boundaries were ignored and the percentage of each domain was assigned to each composite.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

The additional samples added to the resource model since the 1999 feasibility have all been LDRC samples. Data collected by LDRC drilling was length-composited by sample.

Estimation

Until 2005, the Diavik mineral resource estimate used simple kriging to interpolate stone density values (stones per tonne) into a block model using LDC drilling results. The stone density values for each block were multiplied by the average stone weight (carats per stone) for the particular kimberlite unit (domain) to obtain grade values (carats per tonne). The block volumes were multiplied by the average bulk density for the particular kimberlite domain to obtain block tonnage.

Interpolation of stone density as the principal grade variable is normally the preferred method where samples are obtained by coring and diamond breakage is minimal. Stone density is less variable than carats per tonne. Unless an abundance of carats-per-tonne values are available, the latter introduces more nugget effect and less confidence in the interpolation because of the skewed distribution of stone sizes (carats per stone).

Simple kriging assigns weights to grade values by domain means as well as by the spatial distribution of composites, in contrast to ordinary kriging or other interpolation methods that weight grades only by spatial distribution.

The application of simple kriging constrained to each modeled kimberlite domain based on a global spherical model, combined with the relatively few LDC and LDRC samples and the long sample intervals, resulted in a robust global estimate of resource grade but the grades were smoothed considerably. This meant that grades on a local block scale did not predict the in situ grade variability experienced during actual mining.

In 2005, a revised estimation methodology was adopted following internal and external examination of various estimation techniques from 2004 to 2005. Initial production mining had produced fewer carats than expected. This was due to a shortage of delineation information in the upper 30 metres of the A154S kimberlite resulting in realization of a smaller than expected upper volume. The global nature of the modelling at that time represented smoothed information on a block scale. The graded characteristic of some geological units highlighted the smoothing of block grades when observed on a bench level. Both the A154N and A154S kimberlites were affected and the local grade was over-estimated in some places and under-estimated in other places.

LDRC bulk sampling was initiated in order to place more samples in the model and a review of the estimation methodology followed. Estimation methods were compared during 2004 and 2005. Co-kriging and ordinary kriging techniques produced similar results when compared on a block-by-block or a bench-by-bench basis. Unconstrained and constrained geological models in general produced similar results that matched well with the very small differences seen in the mean carats-per-tonne grades of samples from different units. After the estimation methodology review, DDMI adopted unconstrained direct ordinary kriging of carats-per-tonne grade values.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

The change in estimation methodology was documented in an August 2005 internal report to DDMI from Rio Tinto Technical Services.

Resource Classification

The operator of the Diavik Diamond Mine is DDMI, a wholly-owned business unit of Rio Tinto which lists on the Australian Stock Exchange and therefore adheres to the Australian JORC code for the reporting of mineral resources and mineral reserves.

The mineral resources are classed into measured, indicated and inferred categories according to the Australian JORC code and based on assessment of geologic continuity, LDC drill hole spacing vertically and horizontally, assessment of sample density, stone density and size profiles with depth.

The author’s opinion is that the Diavik Diamond Mine mineral resource classifications are consistent with the CIM (Canadian Institute of Mining, Metallurgy and Petroleum) Definition Standards on Mineral Resources and Mineral Reserves.

The only major change in resource classification is in A21. Originally classed as a combination of indicated and inferred resources in the 1998 resource estimate with the upper portion of the indicated region assigned as an open pit reserve from the 1999 feasibility study going forward, A21 was downgraded to all inferred by DDMI at the end of 2004. This was a reaction to a 2004 re-evaluation of A21 that found the 1999 feasibility proposition to be uneconomic in terms of experiences to date and updated economics. The year-end resource statements for 2004 to 2006 inclusive showed A21 as an entirely inferred resource. While pulling A21 out of mine plans and reserves was appropriate, the reason was entirely to do with mine economics and nothing had changed to lower the geological confidence in the grade or tonnage of the A21 kimberlite. The author agrees with RPA’s April 2005 report that retains the indicated portion of the A21 resource as per the original classification.

In February 2007, DDMI obtained a statistical re-analysis and opinion for the existing A21 data from the Rio Tinto group’s top geostatistical expert that supports the restoration of the A21 indicated resource classification. This restoration was announced internally within DDMI in a May 2007 memorandum. This updated resource statement for December 31, 2007 shows A21 once again as indicated and inferred.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Reconciliation with Production

Since 2004, as open pit mine operating practices were being refined, ongoing improvements were also being made in the ore processing plant. These processing improvements are described in a later section.

Recent performance data indicated consistently that more diamonds are being recovered than have been modeled. Grade reconciliation for A154S had been positive for a number of months so it became important to investigate the cause(s) of this positive reconciliation, to determine whether it is likely to be sustained and to review whether or not similar positive grade reconciliations could be expected for the other Diavik pipes. This analysis was conducted in July 2007 led by Rio Tinto’s diamond expert from the Diamonds Group Centre of Excellence.

Two factors that make the biggest contributions to differences between the resource model grades and the recovered grades are changes in the recovered diamond size/frequency distribution and the amount of external dilution in the feed to the processing plant. The July 2007 review focused principally on the diamond size/frequency distributions underpinning the ore block grade estimates for each pipe, and the likely diamond size/frequency distributions that will be generated in production. A series of analytical techniques were used to quantify the effects on grade of changes to the diamond size/frequency distribution. The proportion of waste rock dilution in the feed to the plant was examined and other key performance measures that impact grade reconciliation were also reviewed.

The study resulted in the derivation of reconciliation factors for each of the four Diavik kimberlite pipes to be applied in order to bring the Diavik Diamond Mine grade and price estimates into alignment. These factors account for improved diamond recoveries, predominantly of small diamonds, and to compensate for the sample size effect. The latter was caused by the truncated and un-smooth diamond size/frequency distributions generated in the 1995-97 LDC sampling programs that were used to underpin the original feasibility study ore block grade estimates for each of the Diavik kimberlites. The derived grade reconciliation factors for each pipe indicated that production recovery exceeded 100% and that, beyond 100%, the following grade adjustments are warranted:

  A154S                         12% more diamonds (higher grade)

  A154N                        11%     "         "         "         "

  A418 MFKB unit      12%     "         "         "         "

  A418 FBLK unit         7%     "         "         "         "
  (A418 has two dominating geological units. MFKB is a geologist’s acronym for macrocryst-rich kimberlite breccia. FBLK is a finely bedded and mud-rich lapilli-bearing kimberlite.)

No grade adjustment is prescribed for A21 at this time as the A21 diamond size/frequency distribution will be updated following the A21 LDRC bulk sampling program launched in early 2008, which will be used together with the A21 underground bulk sampling done in 2007.

The above reconciliation factors have been used with matching diamond price estimates for mineral resource and mineral reserve estimation as well as for business planning.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Reserve Definition

Open Pit Mine Design

The Diavik Diamond Mine has two open pits. Both are in operation at the time of this report.

The A154 Pit commenced pre-stripping in September 2002 and achieved sustainable ore production capability in December 2002. Both the A154S and A154N kimberlites are accessed from this open pit. The economic limits of this pit will be reached (i.e. the pit will be finished) on or around the end of 2008.

The adjacent A418 Pit commenced pre-stripping in December 2006 and is expected to achieve sustainable ore production capability by the fourth quarter of 2008, taking over for the A154 Pit that will be finishing up. The A418 Pit is expected to finish by the end of 2011.

The working designs for each pit comply with territorial mining regulations and accepted industry practice. They are detailed refinements of profit-optimized rough pit shells generated by Lerchs-Grossman algorithms applied to the resource block models.

The A154 Pit was optimized only for A154S because a very conservative price was assumed for A154N due to the lack of samples for valuation at the time of the 1999 feasibility designs. This resulted in the A154 Pit being centred around A154S with A154N being mined incidentally along with waste rock, with an exposure of A154N kimberlite to be left "day-lighting" in the northeast sector of the pit wall. However, once A154N material was reached in 2003 during the course of normal open pit production mining, essentially a bulk sample became available for valuation which returned a significantly higher price than originally assumed. The higher price supported underground mine economics for the portion of A154N below the A154 Pit. An underground reserve for A154N was reported for the first time at the end of the following year, in December 2004.

The pit slope design parameters are the result of extensive geotechnical work on the kimberlite and country rock carried out from 1995 to 1998, and ongoing in-pit mapping, monitoring, and design updates since 2003. DDMI has full-time qualified professional geotechnical staff on the engineering team and retains Golder Associates Ltd. as expert design consultants. Key operating parameters such as pit slope angles and catchment berm widths are monitored, reviewed, and modified on an ongoing basis as necessary.

The A154 open pit design has been reassessed and fine-tuned several times based on operating experience since the original design in the 1999 feasibility study. The first major change was the May 2004 pushback of the upper east wall to flatten the slopes to the angles recommended in a 2003 Golder Associates study, along with additional smoothing of walls and some changes in the ramp width. A second major change was the August 2005 "step-in" to maximize mining recovery of A154N at the interface between the open pit and underground, as illustrated by Figure 9. The pit floor was also raised 20 m to improve the surface/underground mining interface for the A154S pipe as well. Since then, other, less significant changes have been made on an ongoing basis as part of normal processes. Figure 10 shows the A154 Pit as-mined to current mining depths plus remaining design to pit bottom.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Figure 9 Re-Distribution of A154N Open Pit and Underground Reserves

Figure 10 A154 Pit As-Mined Plus Remaining Design

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Modifications were made to the A418 open pit design in 2004 to accommodate a recommended flattening of one wall sector by designing switchbacks into the originally spiralling ramp, which resulted in less waste being mined in the southeast wall and more waste being mined in the northwest wall. To improve mining recovery at the surface-underground mining interface, similar to changes made in the A154 Pit, the A418 pit floor was raised by 20 m in 2005 as well. Other minor changes have been made between 2005 and now, notably to catchment berm widths and their tie-ins with the ramp. Figure 11 shows the current working pit design for A418.

Figure 11 A418 Pit Design

Bench height is designed at 10 m for both of the open pits. Losses due to mining are 0%. Given the high strip ratio, 10:1 waste:ore overall for each pit, the proportion of mining that is kimberlite is relatively small. The mining of kimberlite is performed painstakingly and, especially at ore/waste interfaces, smaller mining equipment is utilized to perform selective mining often under direct supervision of a geologist to ensure correct segregation of kimberlite from non-kimberlite. External dilution is estimated at 2% by volume, primarily to allow for inclusion of granitic wallrock in the kimberlite mill feed, based on reconciliation studies. There is around 2% non-kimberlite xenolith material occurring within the kimberlite, as determined by microscopy that is not included as dilution in the reserve estimates because it is internal and already accounted for.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

The concept of a cut-off grade is not applicable since there will be no mining selectivity: all of the kimberlite will be mined to the economic depth of each open pit. While there is an economic cut-off grade for each of the pipes and mining method (open pit or underground), reserve grades are far in excess of these lower limits.

Underground Mine Design

DDMI revised and reassessed the 1999 feasibility study underground mine designs and parameters in 2004 and again in 2007.

In 2004, design and scheduling modifications were made for the A154S and A418 pipes where underground mining is planned to take place beneath the open pits. In the case of the A154N pipe, where underground mining was not planned in the 1999 feasibility study, underground mining was put into the plan because a new diamond valuation in 2003 made the economics positive. An updated underground mine plan completed in August 2004 was a pre-feasibility study that underpinned an economic justification to develop an exploratory underground decline to the A418 and the two A154 pipes.

Approved in November 2004 and collared in early 2005, the A154-A418 decline provided geology and geotechnical information to advance orebody knowledge and obtain engineering design and operating data required for a full feasibility-level study of underground mining at the Diavik Diamond Mine. Further, by excavating the decline to anticipated production dimensions, the project also gave a preview of operating conditions while allowing underground crews to gain experience with equipment and practices prior to commercial production. The A418 pipe was reached in 2006, the A154N in 2007, and A154S will be reached in 2008. Trial mining and bulk sampling have been carried out in A418 and A154N so far. Construction of underground facilities – maintenance shops, pumping and electrical stations – is underway.

In 2005, the interfaces between open pit and underground mining were modified in A154 and A418 pits to improve designed mining recoveries of the A154N, A154S and A418 kimberlites.

Also in 2005, a decline into A21 was approved for the mining of a bulk sample to obtain a price valuation for A21 diamonds. Insufficient sampling had been done to date and the price assumption used for planning purposes was considered to be very conservative. As A21 was envisioned to be mined only as an open pit because of its wine glass shape, the A21 decline dimensions were not designed for production but for getting an A21 price as quickly as possible for strategic planning purposes. The A21 kimberlite was reached in October 2006 and, after overcoming challenging ground conditions within the kimberlite, the bulk sampling and some trial mining tests were completed by summer 2007. Valuations were completed in September 2007 and only pointed to the need for more sampling to obtain a reliable price (LDRC drill sampling is being carried out in 2008). Meanwhile, feasibility-level open pit planning and pre-feasibility-level underground studies were carried out from July 2006 to April 2007. Alternative underwater mining methods employing innovative European cutterhead technologies were also examined at conceptual levels. The possibility of underground mining beneath an open pit at A21 was a key outcome of the 2006-2007 studies. However, until the 2008 LDRC program and a definitive planning price for A21 diamonds is in hand, no mining decision is being made and A21 remains outside of reserves.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

In August 2007, a detailed final feasibility study was completed for underground mining of the A418 and the two A154 pipes at Diavik. This provides a solid technical foundation for the Diavik Diamond Mine life-of-mine plan beyond the current A154 and A418 open pits and underpins robust economics. The study and resulting life-of-mine business proposal (Diavik Diamond Mines Inc., October 31, 2007) was approved by Rio Tinto and by Harry Winston. This was the final phase of a three-phase development program where learnings from early construction were incorporated into subsequent designs/plans along with the increasing amounts and quality of data from the decline excavation activities. Prior to this third and final phase in the autumn of 2007, a pre-works construction plan was approved and funded in April 2006 followed by a second phase in October 2006 to begin critical construction work.

Underground mining is planned to be by underhand cut and fill (UCF) and by blast hole stoping with fill (BHS) with access via haulage ramps and sublevel development. Major considerations in mine design are the relative weakness of the kimberlite and predicted water inflows. Figure 12 shows a longitudinal section through the Diavik Diamond Mine’s three production kimberlites and the planned mining methods.

The underground reserves assume a design loss to account for mining limitations at the kimberlite boundaries which may be irregular. To this reduced volume, dilution due to mining is added based on estimations from the feasibility-level designs. Finally, a mining loss is applied to account for spillage, ore pass losses, etc. during production. The losses and dilution assumptions, by weight, in the underground mining reserves are summarized as follows:

  underhand cut and fill (UCF)

    design loss 7.3%

    dilution 1.3%

    mining loss 5.0%

  blast hole stoping (BHS) with fill

    design loss 3.5%

    dilution 9.3%

    mining loss 5.0%

The above assumptions reflect UCF mining using continuous miners (roadheaders) and BHS mining by conventional longhole drilling and blasting. The dilution is fill material from adjacent stopes that are mined and backfilled in earlier cycles. Once extracted from the production faces, the kimberlite is handled the same way and, therefore, subjected to the same losses.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Figure 12 Section View of Diavik Kimberites and Planned Mining Methods

Economics

DDMI assessed the economics of open pit and underground mining in the determination of mineral reserves. With more than five years of operating experiences, forecasts are made for several parameters including mining productivity, processing plant capacity and recovery, direct and indirect operating costs, ongoing capital requirements, and diamond values. Other parameters such as underground mining productivity, ground conditions, water inflow, underground capital and operating costs, and losses and dilution are from detailed feasibility studies and phased construction work undertaken between 2005 and 2007. By the end of 2007, the feasibility studies and construction activities received corporate approvals from both Diavik Joint Venture participants. All government regulatory requirements for present and proposed mining have been met. Cash flow modeling is used to test that the economics of the mineral reserves are positive, and is not a representation of the business plans of either Joint Venture participant.

Reserve Classification

The open pit and underground reserves are expected to be mined as planned, so mineability is not a factor in determining the confidence class into which the reserves are placed. Therefore, the mineral reserves are classed according to geological confidence.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Measured resources within engineered mine designs that provide positive cash flows are considered to be proven reserves.

Indicated resources within engineered mine designs that provide positive cash flows are considered to be probable reserves.

Inferred resources are not considered to have sufficient geological confidence to be converted into any reserve classification regardless of economic merit.

In summary, with no reasons identified for exception at the time of this report:

  Measured Resources     g     Proven Reserves

  Indicated Resources     g     Probable Reserves

  Inferred Resources     g     Not included in reserves

Standards, Reviews and Approvals

The Diavik Diamond Mine mineral resources and mineral reserves are required to meet Australian JORC and U.S. SEC reporting requirements (for Rio Tinto) and Canadian National Instrument 43-101 reporting requirements (for Harry Winston). Separate submissions are made. To date, the characteristics of the Diavik Diamond Mine kimberlites and their economics tested against the different reporting criteria have allowed the Diavik Diamond Mine mineral resources and mineral reserves to be identical for each reporting jurisdiction.

Within the Rio Tinto group, JORC and SEC requirements are incorporated into the corporation’s global standards and internal review/audit criteria for the estimation and reporting of mineral resources and mineral reserves. These corporate standards are reinforced through a formal global community of practice ("CoP") comprised of practicing and trainee Competent Persons ("CPs") within the Rio Tinto group. The CP CoP has held international practice workshops annually since spring 2004, offering tutorials, information sharing, regulatory updates, case studies and field trips. The CoP has also identified core competencies desired of CPs within the corporation and has developed CP career development models for the exploration, resource, and reserve scopes of professional practice. While entry into the CP CoP is open and encouraged, and qualification as a CP is set out by JORC criteria, authorization to practice as a CP within Rio Tinto is granted by a senior adjudicating body within the corporation.

The availability of senior practitioners within the Rio Tinto group was utilized during the Diavik Diamond Mine’s first three years of production (2003 to 2005) to obtain the benefits of mentoring in resource modeling, geological interpretations and reserves preparation. In-house capability at the Diavik Diamond Mine became established and acknowledged within the corporation but ongoing updates to the resource model continue to leverage the availability of peers and mentors from time to time.

Notwithstanding the diligence and supporting information required in preparing the mineral resources and mineral reserves, as DDMI is a unit of Rio Tinto, aspects of the mineral resources and mineral reserves are checked against compliance checklists requiring sign-off by the CP. This is in addition to signing the completed statements themselves. Along with the CP(s), the managing director equivalent for the business unit (DDMI President and COO) approves and signs the internal submission documents after detailed review. Once submitted to Rio Tinto headquarters, they undergo senior review by a qualified practitioner at a ‘global practice leader’ level within the corporation.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

To date, there have been three audits specifically of the mineral resources and mineral reserves:

  January 1999 audit by Mineral Resources Development, Inc.

  July 2004 resource and reserve assurance ‘health check’ by Rio Tinto Technical Services

  April 2005 audit (as a NI 43-101 technical report) by RPA

While these internal controls do not specifically cover Canadian NI 43-101 requirements to adhere to the CIM Definition Standards on Mineral Resources and Mineral Reserves, the framework of internal controls through which the preparation of the mineral resources and mineral reserves must pass provides additional assurance steps beyond minimum requirements. In the case of the Diavik Diamond Mine mineral resources and mineral reserves, their compliance with JORC requirements renders them appropriate for NI 43-101 with no modification.

LIMITATIONS

To the author’s knowledge, the mineral resources and mineral reserves are not affected materially by any environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues. The Class A water licence under which the mine operates, granted by the Minister of Indian and Northern Affairs Canada, was renewed prior to its 2007 expiry and remains valid for another eight years commencing November 1, 2007. The next renewal in 2015 is not expected to cause any disruption to planned operations.

To the author’s knowledge, the mineral resources and mineral reserves are not affected materially by mining, metallurgical or infrastructure factors. Open pit mining and ore processing operations are well established and have performed beyond expectations since start-up in late 2002. The underground mine is still in the development and construction stages but is well advanced. Current plans are still based on the comprehensive August 2007 underground feasibility study but the project has been approved and funded, implementation and commissioning activities are underway, and detailed mine design and scheduling is being done for production start-up in 2009. Mining methods and design details may change from the feasibility study as knowledge of the ground conditions continues to increase. Recruiting additional workers for the expanding operation is a concern but the risk was identified early in the feasibility study and strategies are being launched. None of this indicates that underground mining at the Diavik Diamond Mine will not proceed.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

OTHER RELEVANT DATA AND INFORMATION

MINING OPERATIONS

All production is currently by conventional open pit mining from two pits. The A154 Pit and the A418 Pit are adjacent to each other and are being mined simultaneously and interchangeably by the same crew. The A154 Pit pre-stripping commenced in September 2002 and achieved sustainable production capability in December 2002. Commercial production began in 2003. The A418 Pit pre-stripping commenced in December 2006 and will gradually take over as the dominant ore source as A154 Pit production depletes toward the end of 2008. The A418 Pit will be depleted around the end of 2011. Meanwhile, underground mining is expected to ‘ramp up’ beginning in 2009 and will be the sole source of production from 2012 onward.

Table 9 lists the major open pit mining equipment used in the current open pit mine operation.

Table 9 Major Open Pit Mining Equipment – Diavik Diamond Mine

FUNCTION / TYPE	DESCRIPTION	NUMBER

Blast Hole Drills	Drilltech D75EX	3
	Drilltech D90KS	1
Hydraulic Shovels	Hitachi EX3600	1
	Hitachi EX1900	1
	Hitachi EX1200	1
	Terex RH200	1
	Caterpillar 5130	1
Front-End Loader	LeTourneau L-1400	1
240-Ton Trucks	Komatsu 830E	11
100-Ton Trucks	Komatsu HD785	8
Ancillary Equipment
Tracked Dozers	Komatsu D375A	5
Rubber-Tired Dozer	Komatsu WD600	1
Graders	Komatsu GD825A	2
	Caterpillar 16H	1
Backhoe	Komatsu PC600LC	1
Heavy Transport Trailer	Tow-Haul Flatbed /Cat 789 Truck Tractor	1
Non-Mining
Backhoe	Komatsu PC600LC	1
Front-End Loaders	Komatsu WA600 (tire manipulator)	1
	Komatsu WA700 (ore handling at proc. plant)	1
	Komatsu WA900 (ore handling at proc. plant)	1

Ore and waste are mined in 10 m high benches. Along the wall perimeters are catchment berms 12 m and 13 m wide at vertical intervals of 30 m. Pre-split blasting is carried out to maintain wall slope quality between the catchment berms. Haulage ramps are located against the pit walls at a maximum gradient of 10% with design width of 37 m to accommodate three 240 ton haulage truck widths for safe two-way traffic plus drainage ditches and an outside shoulder berm built up to half the height of the 240 ton truck tires.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Ore and waste is drilled and blasted, then loaded by hydraulic shovels into mine haulage trucks. Waste is hauled to designated rock dumps and ore is hauled to the processing plant. Mining is supported by dozers, graders, backhoes, dewatering pumps, dewatering crews, bulk explosives delivery equipment and blasters, field and shop maintenance services, geologists, and engineering and field control. The mine operates around the clock, year-round, and most personnel work a 12 hour shift.

Since conventional assaying cannot be applied to diamond mining, ‘metallurgical’ balances and reconciliations to production require very close tracking of product from mine to market. Ore is left in situ until needed, then mined and delivered to the processing plant in batches. The batches are planned and managed so that processing operations are continuous and round the clock.

Processing involves crushing, screening, separation in dense media (ferro-silicon) and x-ray sorting. No chemicals or reagents are used. Final cleaning is done at DDMI’s secure Yellowknife facility before the rough diamonds are divided by size and value into 40% and 60% portions for the respective Diavik Joint Venture participants.

Beginning in 2009, ore from underground mining will join the production stream. Underground production will come from all three pipes simultaneously, as the pipes are located in relative proximity to one another and much of the underground infrastructure is common.

Overall, up to two thirds of underground production is envisioned to be from underhand cut and fill ("UCF") mining using continuous mining machines (roadheaders and drum miners). Until experience is gained, UCF is planned to be used where kimberlite uniaxial compressive strengths are 50 mega-Pascals (MPa) or less. Cuts will be made 5 m high and 5.25 m wide. Rib bolting and shotcrete may be required and a preliminary ground control program has been designed. UCF is a top-down mining method having the advantage requiring development only to the upper portion of the orebody. The layouts have been designed for the following equipment:

  Voest-Alpine AHM 105 roadheader

  Voest-Alpine ABM 25 drum miner

  Joy 10SC 30-tonne shuttle car

  Atlas Copco ST-15 6.4 m3 load-haul-dumps

The amenability of much of the kimberlite to mechanical cutting provides a number of merits despite some higher capital costs for equipment purchase and higher cost for paste backfill engineered to stringent strength specifications:

  less labour-intensiveness than conventional drill/blast methods exposing fewer workers to potential risks

  reducing labour requirements in a tight supply market

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

  no blasting

  no need to store and handle explosives

  no waiting time for blasting fumes to clear

  no diamond losses due to blasting, and potential increase in diamond recovery potentially less mining losses and dilution

  ability to see ore boundaries

  direct control of cutter head

  good fragmentation from the clawing/picking action

Where kimberlite UCS strength values are greater than 50 Mpa, blast hole stoping ("BHS") with backfill is planned to be used. BHS is a bottom-up mining method requiring more lead time for deeper initial mine development but offering high production volumes once in operation. Stopes are designed to be 25 m high and 7.5 m wide. Geotechnical analyses to date indicate that a 50 m long stope length could be mined before backfilling. Plans are based on the following equipment:

  Atlas Copco Simba MC4 production drill

  McLean AC-3 ANFO charging unit

  Atlas Copco ST-15 6.4 m3 load-haul-dumps

Advantages of BHS include:

  ability to vary stope dimensions according to ground conditions flexible production potential

  backfill specifications less stringent than for UCF

  lower direct mining cost than UCF

Disadvantages include:

  less consistent fragmentation and the occurrence of oversize material increased potential for diamond damage due to blasting

  higher dilution from stope walls and adjacent filled stopes

Clearly there are trade-offs between UCF and BHS that will need to be considered in transition zones where a choice is possible.

Both of the planned methods require backfilling after extraction. Due to the critical requirement for the A154 and A418 dikes to remain stable during the life of the mine, no surface subsidence or excessive ground mass movement can be allowed to occur. A backfill plant is nearing completion that will produce engineered paste backfill and cemented rockfill from run-of-pit granites. Processed kimberlite was originally intended to be used in the pastefill but laboratory trials revealed that design strengths could not be achieved due to interference by certain elements in the kimberlite with the cement. As a result, granite from the open pits and the rock dumps will need to be crushed to produce backfill.

Surface facilities also include ventilation and mine air heating, offices and mine dry, crushing plant large enough for backfill manufacturing as well as Diavik general site rock crushing requirements, paste backfill plant, expansion of the water effluent treatment plant, more camp accommodations for an expanding workforce, and additional electric power generation and distribution.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Underground facilities will include maintenance shops and warehousing for mobile equipment servicing, refuge stations, fuelling areas, explosives magazines, electrical power distribution, communications networks, water handling and pumping systems, ore and waste loading areas, and ventilation.

Underground ore could be hauled to surface by the Atlas Copco MT-50 50 tonne trucks via the A154-A418 Decline that was developed for the exploratory and investigative work during the 2005–2007 feasibility study years. However, to reduce congestion and reliance on internal mine haulage, pit-wall portal accesses will be developed in both the A154 and A418 open pits. The A154 Pit Portal will be constructed in 2009 and will include ore and waste storage bins and load-out conveyors exiting the portal. This will be the transfer of underground ore to 100 ton open pit haulage trucks that will expedite the ore deliveries from portal to plant with greater volume and speed capability.

Overland ore conveying was studied as an alternative to haulage by open pit trucks but was not more advantageous in Diavik’s situation. Some of the reasons are:

  open pit haulage trucks are already in use at the Diavik Diamond Mine operating skills and maintenance expertise and facilities already exist at the Diavik Diamond Mine open pit haulage truck performance in extreme cold weather is proven production is maintained during truck servicing/repair by operating other trucks truck haulage takes care of both ore and waste handling whereas a conveyor would not trucks can deliver ore and waste where required

  both conveyors and trucks consume diesel fuel because electricity is diesel generated

For the mineral reserves in this report, Table 10 shows open pit production and waste/ore ratios.

For the mineral reserves in this report, Table 11 shows underground ore production from each kimberlite pipe and mining method.

Figure 13 shows how the Diavik Diamond Mine mineral reserves in this report are scheduled in terms of open pit and underground production streams.

Notwithstanding up to a week of lag time between delivery from the mine and entry into the processing, the need for mine-to-market reconciliation and the close tracking of the ore in batches precludes adopting any stockpiling strategies. Kimberlite is not mined until needed, and all kimberlite that is mined is processed.

At this time, the Diavik Diamond Mine’s schedule for open pit and underground ore has not been profit-optimized in terms of revenues and costs, but is based on tapering the open pit production to accommodate the envisioned underground production ‘ramp-up’ period.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Table 10 Open Pit Ore and Waste Mined – Diavik Diamond Mine

OPEN PIT MINING		2008	2009	2010	2011	2012	Totals
A154 Pit	Waste tonnes (000s)	2,976	--	--	--	--	2,976
	Ore tonnes (000s)	2,009	--	--	--	--	2,009
	Total tonnes (000s)	4,985	--	--	--	--	4,985
	Waste/Ore Ratio	1.5 /1	--	--	--	--	1.5 /1
A418 Pit	Waste tonnes (000s)	23,231	23,909	11,251	646	--	59,037
	Ore tonnes (000s)	291	1,699	1,450	897	--	4,337
	Total tonnes (000s)	23,523	25,608	12,701	1,543	--	63,374
	Waste/Ore Ratio	79.7 /1	14.1 /1	7.8 /1	0.7 /1	--	13.6 /1
Total Pits	Waste tonnes (000s)	26,208	23,909	11,251	646	--	62,014
	Ore tonnes (000s)	2,300	1,699	1,450	897	--	6,346
	Total tonnes (000s)	28,508	25,608	12,701	1,543	--	68,359
	Waste/Ore Ratio	11.4/1	14.1 /1	7.8 /1	0.7 /1	--	9.8 /1

Table 11 Underground Ore Mined – Diavik Diamond Mine

	A154S Ore		A154N Ore		A418 Ore		Total Underground
	Tonnes (000s)		Tonnes (000s)		Tonnes (000s)		Ore Tonnes (000s)
	UCF	BHS	UCF	BHS	UCF	BHS	UCF	BHS	TOTAL
2008	--	--	--	--	--	--	--	--	--
2009	47	--	82	--	471	--	601	--	601
2010	98	--	213	--	540	--	850	--	850
2011	252	--	384	278	386	--	1,022	278	1,300
2012	407	--	419	287	388	--	1,213	287	1,500
2013	386	--	364	281	469	--	1,219	281	1,500
2014	405	--	--	610	485	--	890	610	1,500
2015	236	229	182	480	372	--	791	709	1,500
2016	--	437	304	332	428	--	732	768	1,500
2017	203	86	416	573	223	--	841	659	1,500
2018	207	--	416	538	187	--	809	538	1,347
2019	--	--	544	335	--	--	544	335	879
2020	--	--	601	--	--	--	601	--	601
2021	--	--	600	--	--	--	600	--	600
2022	--	--	422	--	--	--	422	--	422
Totals	2,241	751	4,946	3,715	3,947	--	11,135	4,466	15,601

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Figure 13 Diavik Open Pit and Underground Production Integration

The current Diavik Diamond Mine plan expects that additional tonnage from indicated and inferred resources (excluding the A21 kimberlite pipe) will be added to the production profile in the future. This production profile is not shown in this report.

Table 12 is a forecast of annual production of rough carats based on the mineral reserves in this report and the production schedule (open pit, underground, and processing) assumed here.

Table 12 Diamond Production Forecast – Diavik December 31, 2007 Mineral Reserves

	Ore	Grade	Processing	Diamonds	Harry Winston
	t 000s	ct/t	Recovery, %	ct 000s	Share ct 000s
2008	2,300	5.71	100%	13,125	5,251
2009	2,300	3.68	100%	8,475	3,390
2010	2,300	3.87	100%	8,904	3,562
2011	2,197	3.68	100%	8,088	3,235
2012	1,500	3.51	100%	5,264	2,106
2013	1,500	3.53	100%	5,301	2,120
2014	1,500	3.20	100%	4,803	1,921
2015	1,500	3.28	100%	4,924	1,970
2016	1,500	3.29	100%	4,934	1,974
2017	1,500	2.74	100%	4,112	1,645
2018	1,347	2.78	100%	3,742	1,497
2019	879	2.14	100%	1,879	752
2020	601	2.13	100%	1,278	511
2021	600	2.13	100%	1,277	511
2022	422	2.31	100%	974	389
Totals	21,946	3.51	100%	77,080	30,832

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

RECOVERABILITY

The 2001–2002 construction of the Diavik Diamond Mine included the ore processing plant designed for an annual throughput capacity of 1.5 million tonnes. The designed capacity was surpassed by 30% by the end of the second year of operation and by more than 50% by the middle of the third year as a result of ongoing investment in improvements. The operating capacity of the processing plant has been sustainable at 2.3 million tonnes of kimberlite per year since mid-2005.

The process used to recover diamonds from the kimberlite consists of primary crushing and scrubbing to remove fine material to tailings, secondary crushing to reduce the top particle size, dense medium separation ("DMS") using ferro-silicon, re-crushing DMS rejects to liberate any locked diamonds, wet and dry x-ray sorting plus magnetic separation to recover diamonds from DMS concentrate, single-particle x-ray sorting, sizing, packaging and secure transport to Yellowknife.

There are two streams of tailings (processed kimberlite or "PK") requiring disposal. Approximately 40% of the plant feed by weight reports as +1 mm grit. This coarse PK is collected in a hopper and trucked to the processed kimberlite containment ("PKC"), a large on-land storage bounded by lined rockfill dams. The remaining 60% of the PK is -1 mm in a slurry that is pumped to the PKC. The slurry is thickened in the plant to be approximately 40% solids. Process water collected in the PKC is pumped back to the plant and re-used to minimize the need for make-up water from Lac de Gras.

Diamonds are flown from the Diavik Diamond Mine to the production splitting facility ("PSF") in Yellowknife where the diamonds are cleaned further, sorted, and split into HWDML’s 40% share and DDMI’s 60% share. HWDML’s share of the diamonds is transported to Toronto for further sorting and then sale into international markets.

Security at a diamond operation is an important consideration. All of the areas where diamonds are produced have very limited and controlled access. Card-locked doors control access and cameras have been installed in sensitive areas. There are random searches for employees exiting from low-risk areas. High-risk areas such as the recovery plant have 100% search policies. DDMI has a trained, full-time security force.

Efforts that would result in surpassing the designed nameplate capacity were triggered by higher-than-forecasted diamond prices and high demand at the commencement of commercial production in 2003. Beginning in 2004, studies were undertaken both as a continuous improvement effort within the operation and also as part of a strategic development work stream separate from operating activities. The general outcome was that throughput increases could be achieved through de-bottlenecking and optimization of the existing facility within the control of normal sustaining capital programs.

Since 2004, plant improvements through sustaining capital programs have included:

  expansion of the run-of-mine ore receiving area

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

  re-arrangement of feed chutes, primary sizer and conveyors at the run-of-mine receiving and feeding area additional front-end loader capacity and 100 ton haulage trucks to shuttle/tram run-of-mine ore into the plant process at higher volumes and speeds twinning of critical motors and pumps to promote better maintenance without disrupting production pneumatic conveyor upgrades

  chute re-design for improved production flow

In terms of plant operation, overall availability approaches 90% and utilization higher than 80%, believed by operating staff to be sustainable at 83% for the long term. Initiatives to improve PKC reclaim water management and to monitor feed size/frozenness more closely in winter are planned for preventing production delays experienced in the past. In addition, ongoing sustaining capital programs include design modifications to jaw crusher liners and DMS chutes for reduced downtime and better productivity. Operationally, planning processes are being examined to take advantage of the multiple ore streams that will be available in the near future and try to homogenize the plant feed in terms of rock types and hardness.

Diamond recovery has not been forsaken as throughput increases have been achieved. Diamond recoveries have increased steadily over time. Despite the non-applicability of assaying and difficulty in closing reconciliation loops, the following history of recovery factors recommended by plant management for use in planning is indicative:

  2003 planned recovery = 100% of diamonds > 1 mm

  2004 planned recovery = same as 2003

  2005 planned recovery = 94% of all diamonds

  2006 planned recovery = 96% of all diamonds

  2007 planned recovery = 97% of all diamonds

  2008 planned recovery > 100%

In 2007, actual diamond recoveries exceeded 100% of expectations based on the resource model. This was investigated analytically and documented in a July 2007 internal report from the Rio Tinto Diamonds Group Centre of Excellence. For 2008 onward, the July 2007 report’s planning recommendations to assume 100% plant recovery and apply upward adjustments to the geological grade were accepted by Rio Tinto and Harry Winston and adopted by DDMI.

The improvements in diamond recovery have been corroborated by a corresponding trend of decreasing aggregate diamond prices. This underscores findings that the additional diamonds recovered are predominantly in the smaller size ranges, which fetch lower per-carat prices. Financial analyses confirm that the realizing of lower overall diamond prices is more than offset by the increase in total carat sales volumes.

Deliberate efforts to achieve and sustain increased diamond recovery include:

  recovering losses to the coarse PK stream

    crusher optimization

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

  recovering losses to the fine PK stream

    strategic screens maintenance

    continuing with small-diamond project work supported by the Rio Tinto Diamonds Group Centre of Excellence

  reducing losses to the recovery plant rejects

    auditing system

    strategic maintenance of the x-ray sorters

    optimizing grease table recovery, including possible replacement with grease belts

In light of the Diavik Diamond Mine processing plant’s high level of operating reliability and diamond recovery, bulk kimberlite samples from the 2006 and 2007 programs were processed through the Diavik Diamond Mine plant. While this imposed delays due to the careful controls required including thorough cleaning between batches, this provided opportunity for test processing and diamond recoveries under actual operating conditions.

MARKETS

Sale of Rough Diamonds

Diavik Diamond Mine rough diamonds are jewellery quality and are sold into these markets. Harry Winston markets its share of production from the Diavik Diamond Mine by means of two sales channels: (i) directly to Tiffany & Co. pursuant to a diamond sales agreement and (ii) to the international diamond market through wholly-owned subsidiaries operating in Antwerp, Belgium; Ramat Gan, Israel; and Mumbai, India. Harry Winston’s clients for rough diamonds are based in the major diamond cutting and manufacturing centres of India and Israel as well as specific customers in the United States and Belgium. Harry Winston continues to investigate additional avenues for selling directly into these major diamond cutting and manufacturing centres.

Prices

Diamond prices are proprietary.

Forward-looking price forecasts are used for planning (although rolling three-year historical prices must be used for U.S. SEC mineral resources and mineral reserves reporting). Prices used for planning are typically based on a combination of price history, foreseeable trends and events, supply and demand risks, sensitivity analyses, and selection of either a central-case assumption or a weighted assessment of multiple scenarios.

Prices used for economic analysis of the Diavik Diamond Mine are discussed below in the section entitled Economic Analysis.

Notwithstanding the effects of the recent increase in recovery of smaller diamond sizes, Diavik Diamond Mine rough diamonds are of high quality by industry comparison and the prices received for them reflect that.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Sales are in U.S. dollars, so there is an exchange rate risk that may have an impact on cash flow.

Outlook

Short-Term (12–18 Months)

The U.S. and Japan account for approximately two thirds of global demand for polished diamonds resulting from Diavik-type production. A slowing of economy in these two markets could cause a reduction in consumer spending, leading to a softening in demand for diamond jewellery.

However, demand from the luxury sector for high-quality polished diamonds has been strong and, barring any setbacks to the wealth of luxury consumers, demand should continue to be strong for the foreseeable future.

For the medium to lower quality polished (commercial ranges) the outlook is less positive. Generally the major market for this category is the U.S., where demand has slowed and inventories have reportedly been building in the cutting centres as well as at the retail level. This product range is typically used in cheaper fashion jewellery, and demand is very much affected by the discretionary spending of middle to low income households. In particular, higher interest rates and fuel prices combined with a slowdown in the U.S. housing market have impacted these households.

Fashion jewellery has also been impacted by high precious metals prices, which has the effect of reducing the diamond content in the jewellery, which in turn impacts demand for the commercial ranges of polished diamonds. With precious metals prices expected to remain at these levels for some time, fashion jewellery will continue to be impacted.

Medium-Term (2–5 Years)

Between stable established markets and new growing markets, demand for diamond jewellery is expected to grow modestly in the medium term. Consumer trends for certain polished cut styles/designs will continue to provide opportunities for Diavik Diamond Mine material. Outside the U.S., there is untapped potential for some of the popular square-cut designs in particular. Over time, this could drive an increasingly profitable global market for Diavik Diamond Mine-type production.

An emerging trend in southern Africa is that larger, better rough diamonds mined in Africa will be sold and manufactured there. This means that an increasing portion of the supply of better-quality rough would stay in Africa for manufacturing. The uncertainty around how this will affect industry players has influenced diamond companies to seek alternative, stable and reliable sources of supply even at a premium to market prices. The Harry Winston group of companies is unique in that its value chain includes direct ownership of a long-life producing diamond mine and premiere jewellery and timepiece retail operations.

Diavik Diamond Mine production is well placed to meet some of the new demand that could emerge as a result of this diversion of African production. Approximately half of Diavik’s value comes from its large white gem (+3gr) and it is these types of goods that are expected to be diverted for manufacture in the producer countries.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Long-Term

In the longer-term, the global economy is set for moderate economic growth and it is likely that demand for Diavik Diamond Mine product will benefit. Any slowing of growth in the West will likely be offset by growth in the Eastern hemisphere. Diamond jewellery is well positioned to participate in the economic growth in Asia.

The main threats to demand are related to consumer confidence and substitution. Economy strength and consumer spending have already been discussed. Another issue is the possibility that technology becomes available to grow white, synthetic diamonds profitably. This may undermine consumer confidence in the natural diamond product, or at the very least provide a credible substitute for natural diamonds.

CONTRACTS

As part of the Diavik Diamond Mine’s socio-economic commitments to community and aboriginal stakeholders, a number of the mine’s functions have been awarded to northern businesses under long-term contracts. Some of these businesses existed before the mine’s startup, others are joint ventures between established "southern" firms and northern groups, still others are/were new entities (or northern subsidiaries of southern firms) created expressly for participating in the Diavik Diamond Mine.

Major contracts at the Diavik Diamond Mine include:

  I & D Management Services Ltd. – open pit mining labour force

  Denesoline Western Explosives Inc. – explosives supply, on-site manufacture, in-the-hole delivery in the mine

  Kitikmeot Cementation Mine Development – underground mining labour force

  Ollerhead & Associates – mine surveying

  Tli Cho Logistics Inc. - site services labour force

  Kingland Ford – light vehicle supply, fleet management and maintenance

  Fountain Tire – industrial tire supply and servicing

  Ek' Ati Services Ltd. – catering, housekeeping and camp accommodations management

  G&G Expediting Ltd. - freight management and personnel movement to/from Diavik

  Tli Cho Air – scheduled fixed-wing aircraft services for passengers and cargo

Contract terms are consistent with industry norms and employee remuneration is in line with that of DDMI direct employees. The contractors integrate seamlessly with DDMI personnel under the umbrella of a collaborative Diavik Diamond Mine workplace culture.

Each of the participants in the Diavik Joint Venture has its own marketing arm to sell its share of rough diamonds independently. There have been no commercial limitations or adverse marketing barriers affecting rough diamond sales.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

ENVIRONMENTAL CONSIDERATIONS

The Diavik Diamond Mine has at all times since inception been in compliance with all permits and there are no outstanding liabilities or charges known at this time. All permits are current. The mine holds ISO 14001 certification. A full-time environmental staff of 15 people is responsible for monitoring, directing, reporting and communicating on environmental matters.

Key areas of environmental management and monitoring include:

  ecological monitoring and sampling

  wildlife monitoring and management

  water flow management in open pit and underground

  acid generation potential of waste rock

  sewage water

  treatment of effluent water and removal suspended solids

  ammonia, phosphorus and suspended solids in effluent water discharged to Lac de Gras effluent water monitoring to determine potential toxicity to fish mine closure planning, reclamation research and site rehabilitation activities

DDMI has a comprehensive mine closure plan and cost estimate, and a posted reclamation bond is in excess of the estimated cost. In assessing the adequacy of the bond amount, Indian and Northern Affairs Canada obtained an updated closure cost estimate for the Diavik Diamond Mine from a recognized industry expert in March 2007 that totalled C$133 million. Prior to DDMI receiving this from the regulators in October 2007, DDMI prepared its own updated mine closure cost estimate independently in June 2007 that totalled C$158 million. The bond is in excess of the higher amount, and for business planning DDMI Finance has used the higher amount as the basis for closure provisions in accordance with generally accepted accounting practices. Moreover, DDMI’s total closure cost includes additional costs for social obligations as well, such as employee exit costs (which government regulators do not require).

The Diavik Diamond Mine reclamation and closure plan follows applicable regulatory guidelines as described in:

  Indian and Northern Affairs Canada ("DIAND") MINE SITE RECLAMATION GUIDELINES FOR THE NORTHWEST TERRITORIES, 2006

  Indian and Northern Affairs Canada ("DIAND") MINE SITE RECLAMATION POLICY FOR THE NORTHWEST TERRITORIES, 2002

The plan is also subject to several Federal and Territorial Acts and Regulations:

  Federal Acts and Regulations

    Arctic Waters Pollution Prevention Act and Regulations

    Canadian Environmental Assessment Act and Regulations

    Canadian Environmental Protection Act and Regulations

    Fisheries Act and Regulations

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

  Mackenzie Valley Resource Management Act and Regulations
  Navigable Water Protection Act and Regulations o Northwest Territories Waters Act and Regulations
  Territorial Lands Act and Regulations
  Transportation of Dangerous Goods Act and Regulation
  Territorial Acts and Regulations
  Commissioner’s Lands Act and Regulations
  Environmental Protection Act and Regulations
  Environmental Rights Act and Regulations
  Mine Health and Safety Act and Regulations
  Science Act and Regulations

The overall approach to reclamation and closure planning for the Diavik Diamond Mine conforms to both corporate and established international guidelines for mine closure. Selected aspects of closure and reclamation planning completed for other mining operations in the Northwest Territories have been reviewed in the development of this plan.

TAXES

Harry Winston, through HWDML, is subject to taxes in various jurisdictions as a result of being a participant in the Diavik Joint Venture that operates the Diavik Diamond Mine. These include income and property taxes and government royalties in the Northwest Territories and Canadian federal income taxes. Taxes are included in the cash flow model of the Diavik Diamond Mine in Table 14, and are presented solely to demonstrate the economic viability of the Diavik Diamond Mine operation, and are not a forecast of Harry Winston’s or HWDML’s tax position.

CAPITAL AND OPERATING COST ESTIMATES

Initial capital to build the Diavik Diamond Mine was spent between late 1999 and early 2003. Construction was completed under budget and ahead of schedule.

From 2004 to the end of 2007, capital expenditures were for sustaining the operation and for carrying out planned mine developments. Sustaining capital included scheduled PKC dam raises, improvements to the processing plant, planned additions to the mine equipment fleet, rotating replacements of light vehicles, geology drilling, purchase of critical spares, and general improvements across the operations. Mine development capital included the A418 dike, A154-A418 underground decline, the A21 decline, underground test mining and bulk sampling of kimberlite, a number of strategic and feasibility studies leading up to the present mine development plan, and some pre-works construction for the new developments.

Table 13 shows sustaining and mine development capital for 2008 onward. In addition to ongoing equipment replacements and general operational upgrades, sustaining capital will soon include certain categories of ongoing underground excavation to maintain mining advances to increasing depths. Mine development capital includes the final expenditure required to complete the construction and commissioning of the underground mine. The capital plan is a five-year plan detailed and approved for 2008 and 2009 followed by a forecast. A view of capital costs beyond 2012 extending to the end of the mine life is also provided for the purpose of the analysis in a later section. The costs shown include estimated contingencies where applicable, but do not include any escalation or risk contingency amounts that may have been set aside for unforeseen events.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Table 13 also shows estimated operating costs for mining the reserves in this report. As this is an updated statement of reserves, the operating cost estimates shown are not those shown in the existing business plans of either participant in the Diavik Joint Venture. The operating cost estimates for this analysis are based on operating history adjusted to present-day dollar terms, with assumptions made to correlate with different production volumes in future years. The cost modeling differentiates between fixed and variable costs, and also allows for an intermediate category that would be fixed but only within defined ranges of production rates. The estimates include direct costs such as mining, processing, site services and materials management. Indirect costs are also included such as safety, environment, human resources, training, community affairs, finance and information systems.

Not shown in the table are marketing costs, private royalties and reclamation costs. These are included separately in the economic analysis in a later section. The reclamation costs are based on a DDMI closure cost model that is equal to or better than others used in the industry.

Table 13 Capital and Operating Costs – Diavik Diamond Mine (100% Basis)

	CAPITAL COSTS			OPERATING COSTS
	Development	Sustaining	Total Capital	Direct and Indirect
	C$ M	C$ M	C$ M	C$ M
2008	345	88	433	282
2009	213	6	218	357
2010	--	74	74	318
2011	--	41	41	293
2012	--	16	16	258
2013	--	51	51	268
2014	--	63	63	263
2015	--	59	59	276
2016	--	47	47	275
2017	--	61	61	265
2018	--	32	32	238
2019	--	2	2	171
2020	--	2	2	117
2021	--	11	11	105
2022	--	5	5	82
Totals	558	557	1,115	3,566

ECONOMIC ANALYSIS

Table 14 is a cash flow model prepared for the purposes of this report in order to demonstrate the economic viability of the Diavik Diamond Mine mineral reserves. The cash flow model includes only proven and probable mineral reserves. Further, as the mineral reserves are stated for 100% of the Diavik Diamond Mine, the model depicts the mine economics on a 100% basis.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Production forecast in the model is taken from Table 12. Capital and operating costs are taken from Table 13. Reclamation costs are taken from DDMI’s cost model described in a previous section.

Marketing charges and private royalties are approximations by the author for the Diavik Diamond Mine on a 100% basis, and may be different than assumptions made by Harry Winston in its other public disclosures.

Since current diamond values are confidential and each of the Diavik Joint Venture participants has strict policies concerning their disclosure, the price assumptions in the previous 43-101F1 technical report by RPA in April 2005 are used again here. Those prices are based on valuations of Diavik Diamond Mine rough diamonds and were the basis for justifying the Diavik Diamond Mine. Quality, size and markets affect price. Stone quality and market fundamentals have remained strong, while variability in sizes has been more a function of plant recovery than geologic phenomena, so the price assumptions used in the past appear to be adequate as an approximation for the present exercise.

In their report, RPA used US$79 per carat for A154S and US$56 for A418, which were the Diavik Joint Venture feasibility assumptions in 2000 dollars. For A154N, RPA used US$82 per carat which was the result of a 19,342 t bulk sample that yielded 11,771 carats in 2003. While accepting that the factors affecting these prices may not have changed fundamentally, the prices should be adjusted to reflect 2008 dollars for this exercise. For simplicity, a year-over-year increase of 2.5% is applied to obtain the price assumptions for this analysis:

●	A154S	US$79/ct in 2000 dollars	→	US$96/ct in 2008 dollars
●	A154N	US$82/ct in 2003 dollars	→	US$93/ct in 2008 dollars
●	A418	US$56/ct in 2000 dollars	→	US$68/ct in 2008 dollars

The above prices do not reflect prices anticipated by Harry Winston.

In January 2008 Harry Winston’s bank consortium requested WWW International Diamond Consultants (WWW) re-price earlier valuations of rough diamonds from Diavik using their latest price book. In February 2006 WWW had valued 10,616 carats from the A418 pipe. WWW repriced these rough diamonds on WWW’s January 2, 2008 price book at US$85 per carat. During the period April 2005 to March 2006, Diamond International Canada (DICAN) Ltd., which is 49% owned by WWW, valued 3.35 million carats of Diavik’s production that was a mix of rough diamonds from A154N and A154S pipes. Re-pricing these production parcels on WWW’s January 2, 2008 price book provided an average price of US$106 per carat.

For this exercise it is assumed that Canadian mining taxation principles can be applied to the Diavik Diamond Mine as a stand-alone entity. This is not actually the case because each of the Diavik Joint Venture participants is responsible for its own taxes. As a simplifying assumption for the taxation impacts on capital, since the Diavik Diamond Mine is in production, the capital is considered to qualify for capital cost allowance (rather than Canadian exploration expense) involving deductions made on a rolling capital pool with certain capital categories eligible for accelerated deductions. The author does not have specific expertise in tax matters. The calculation of Northwest Territories mining royalties is based on a graduated scale of charges based on revenues. The tax amounts in the analysis are based on general modeling, and are not intended to reflect the tax position of DDMI, HWDML or Harry Winston.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

The cash flow model shown in Table 14 is presented solely to indicate the economic viability of the operation and it is not a forecast of either the Diavik Joint Venture’s or HWDML’s share of cash flow from the Diavik Diamond Mine.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Table 14 Cash Flow Model Diavik Diamond Mine Joint Venture (100% Basis) *

		Totals	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027

Production
Tonnes Processed	M t	21.946	2.300	2.300	2.300	2.197	1.500	1.500	1.500	1.500	1.500	1.500	1.347	0.879	0.601	0.600	0.422	-	-	-	-	-
Average Grade	ct/t	3.51	5.71	3.68	3.87	3.68	3.51	3.53	3.20	3.28	3.29	2.74	2.78	2.14	2.13	2.13	2.31	-	-	-	-	-
Plant Recovery	%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	-
Carats Recovered	M ct	77.080	13.125	8.475	8.904	8.088	5.264	5.301	4.803	4.924	4.934	4.112	3.742	1.879	1.278	1.277	0.974	-	-	-	-	-

Revenue
Average Price (1)	US$/ct	84	94	70	72	79	87	86	85	86	85	88	88	92	92	92	92	-	-	-	-	-
Exchange Rate (2)	C$/US$	1.17	1.00	1.05	1.10	1.15	1.20	1.20	1.20	1.20	1.20	1.20	1.20	1.20	1.20	1.20	1.20	-	-	-	-	-
Revenue	C$ M	7,319	1,240	619	703	738	549	546	489	511	502	432	394	207	141	141	107	-	-	-	-	-

Costs
Development Capital	C$ M	558	345	213	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital	C$ M	557	88	6	74	41	16	51	63	59	47	61	33	1	3	11	5	-	-	-	-	-
Total Operating Costs	C$ M	3,566	282	357	318	293	258	268	263	276	275	265	238	171	117	105	82	-	-	-	-	-
Reclamation Costs (3)	C$ M	201	-	-	3	17	36	22	0.3	-	-	0.4	1	-	-	-	0.01	27	11	48	34	1
Marketing Costs (2% of revenue)		146	25	12	14	15	11	11	10	10	10	9	8	4	3	3	2	-	-	-	-	-
Private Royalties (1% of revenue)		73	12	6	7	7	5	5	5	5	5	4	4	2	1	1	1	-	-	-	-	-
Territorial Taxation	C$ M	603	77	76	57	67	83	41	36	31	34	32	21	22	9	9	9	0.2	-	-	-	-
Federal Taxation	C$ M	356	31	18	82	46	51	26	21	21	21	16	13	5	2	2	1	1	-	-	-	-

Cash Flow
Revenue less Costs	C$ M	1,257	380	(68)	149	252	89	122	91	109	110	44	75	2	6	11	8	(28)	(11)	(48)	(34)	(1)
Cumulative Cash Flow	C$ M	1,257	380	312	461	714	802	924	1,015	1,124	1,233	1,278	1,352	1,354	1,361	1,372	1,380	1,352	1,340	1,293	1,258	1,257

Net Present Value at 7%	C$ M		966

(1) Values by pipe weighted by production from each pipe. No escalation applied over time in this model.

(2) Assumes a return to traditional rates during the medium-term.

(3) Includes added costs for sourcing closure-cover rock in the absence of an A21 Pit, detailed closure workplans prior to mine closure, and exit packages for remaining employees.

* The cash flow forecast model is presented to demonstrate the economic viability of the Diavik Diamond Mine mineral reserves and is not a representation of the business plans or cash flows of either Diavik Joint Venture participant

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

As a further analysis, based on the cash flow model, the sensitivity of the Diavik Diamond Mine to changes in various parameters can be demonstrated. Net present value at a 7% discount rate is used as the indicator to see the impact of varying the price, the grade, the capital and operating cost. The 7% discount rate might be lower than rates used by earlier analysts that may have been as high as 10%. The author feels that a lower rate is appropriate given that diamond mining has been reliable, sustainable and growing in Canada now for a decade. Two diamond mines in the Northwest Territories, each having at least another 10 to 15 years of mining ahead, now produce 12% to 15% of the world’s rough diamonds and a third diamond mining company is expecting to be operating in 2008. For the variables in the sensitivity analysis, a +/-10% change is applied. This is the magnitude of estimation uncertainty (contingency) allowed in capital cost estimates at the full feasibility level of detail that is required for corporate approvals. This is also roughly the difference between the interpolated resource model grades and the higher grades suggested by reconciliation with actual production. This is also a rule-of-thumb percentage variance for managing operating cost overruns. The impact on NPV of this level of variance in selected variables is shown in Table 15.

Table 15 Sensitivity Analysis – Diavik Diamond Mine (100% Basis)

	Financial Sensitivity	NPV7	(C$ Billions)
Parameter	- 10% Change	Base Case	+ 10% Change
Price	0.829	0.966	1.103
Grade	0.829	0.966	1.103
Capital Costs	0.968	0.966	0.964
Operating Costs	1.001	0.966	0.930

PAYBACK

The capital cost for construction of the Diavik Diamond Mine was C$1.3 billion, spent between the end of 1999 and the end of 2003. Engineering and procurement was carried out in 2000, followed by construction during 2001 and 2002. Operational hand-over and pit pre-stripping began in autumn 2002, and the mine was ready for production by December 2002. The mine and processing plant commenced production at the start of January 2003 (Harry Winston commenced commercial production in summer 2003). The entire undertaking was completed approximately 7% under-budget and about 4 months ahead of plans.

Since the 2003 start-up, cash flows (100% basis) have been robust. This was especially so in the early years of operation as fuel prices were lower, the U.S. dollar was stronger and offered higher margins in Canadian dollars, new equipment had lower maintenance costs, staff levels were lower, and ongoing mine development was not yet a priority. In terms of net annual cash flows, payback of the initial C$1.3 billion investment would have occurred during 2005.

The cash flows that paid back the initial investment included ongoing capital expenditures to sustain and further develop the mine.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

Since 2005, ongoing mine development capital has also been expended and is continuing to the present. These expenditures have covered the construction of the second dike for the second (A418) open pit, and underground exploratory excavations and engineering studies toward bringing the underground phase of the Diavik Diamond Mine into production. Despite some major expenditures, overall cash flows have remained positive to date. Based on the assumptions for the cash flow model in this report however, Table 14 shows 2009 having a negative cash flow during the final year of an ongoing mine expansion capital program which seems reasonable in a capital investment situation (the negative amount may or may not occur in the actual business plans of the Diavik Joint Venture participants). Notwithstanding this observation, ongoing sustaining capital expenditures and positive cash flows are expected to continue for the remainder of the mine life.

Payback is generally no longer applicable to the Diavik Diamond Mine, given that the initial investment has been recovered and ongoing investments are – for all intents and purposes – absorbed within operating cash flows.

MINE LIFE

For the proven and probable mineral reserves in this report, 2022 will be the final year of mining and processing as illustrated by Figure 13. This is a conservative view that reduces the annual ore throughput from the current 2.3 M t per year back to the 1.5 M t nameplate capacity until experience is gained in underground mining after the open pits finish. Also, the Diavik Diamond Mine mineral resources in this report have a reasonable potential to be mined but they are not included.

The mineral resources have tested to be economic and feasibility-quality engineering designs are in hand for mining them. As the planned underground mine opens up to depth in the coming years, access will be available for more geology drilling and sampling to upgrade the resource classification. When the inferred resources are scheduled into the life-of-mine plan, the final year of operations pushes out to 2025 if the underground-only output is 1.5 M t per year.

Having increased annual capacity by more than 50% from 1.5 to 2.3 M t per year, the Diavik Diamond Mine will be pressed to look at ways to maximize underground mining capacity. If the underground operation was to achieve a sustainable annual output of 2.3 M t per year, mine life could be pulled back from 2025 to 2022. So while mine life would not be extended in this scenario, production volumes and cash flows would be significantly more robust.

At even greater depths in the A154S, A154N and A418 (and A21) pipes, kimberlite extends below the inferred resource horizons. Further evaluation of these exploratory zones will continue to be limited in the medium-term by lack of access to the required depths, but in the long run these volumes may be economic at their depths and might add volume or longevity to the mine life.

Regional exploration efforts on present property holdings are ongoing. Several dozen kimberlites have been found and many of them are diamondiferous. Their consideration in future will involve additional factors such as proximity to the Diavik Diamond Mine site, accessing the island on which the Diavik facilities are located, and/or project economics if a stand-alone operation is necessary. None of the exploration activities have any impact whatsoever on the Diavik Diamond Mine mineral resources and mineral reserves at this time, and are not considered in this report.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

INTERPRETATIONS AND CONCLUSIONS

The types of drilling, sampling methodology and type of data collected are consistent with industry practices for diamond deposits. Drill-site supervision and quality assurance processes are considered to be among industry best-practices. Adequate full-time qualified staff exists at the Diavik Diamond Mine and additional diamond industry experts are available from both Rio Tinto and Harry Winston groups. The database is managed conscientiously in-house and modeling is performed in a framework of peer and expert review. Several full and partial audits by third parties over the past eight years have confirmed the adequacy and reliability of the data for mineral resource estimation.

The classification of the mineral resources into measured, indicated and inferred categories was performed to JORC standards and is consistent with CIM Definition Standards on Mineral Resources and Mineral Reserves.

The engineering design, operating parameters and economic assumptions provide a credible basis for the conversion of mineral resources to mineral reserves. Five years of operating history are now available. Forward-looking suppositions, such as exchange rate and underground mine plans, are supported by detailed studies and corporate approvals.

Despite the non-applicability of assaying for diamonds and the difficulty of closing reconciliation loops, efforts to reconcile to actual production have been diligent and have improved over time in terms of rigour. The mineral resources and mineral reserves include adjustments based on reconciliation that are intended to maintain reasonable agreement between model and actual.

Cash flows for the Diavik Diamond Mine are positive and robust, which demonstrates clearly that the designation as mineral reserves is justified.

The classification of the mineral reserves into proven and probable categories was performed to JORC standards and is consistent with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

In terms of performance as a business investment, the Diavik Diamond Mine has on many counts met or exceeded stakeholder expectations.

The author believes that the mineral resources and mineral reserves of the Diavik Diamond Mine as of December 31, 2007 are reasonable and acceptable.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

RECOMMENDATIONS

This section is not applicable to the Diavik Diamond Mine.

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

REFERENCES

1. Diavik Diamond Mines Inc. (October 31, 2007): DDMI A154/A418 UNDERGROUND PROJECT – PHASE III FUNDING JUSTIFICATION, internal submission to Rio Tinto, October 31, 2007

2. Diavik Diamond Mines Inc. (October 2007): JOINT VENTURE PLAN BOOK, 2008–1012 PLAN, confidential, October 2007

3. Diavik Diamond Mines Inc. (May 2007): UPGRADING (REINSTATING) A PORTION OF THE A21 RESOURCE FROM ‘INFERRED’ TO ‘INDICATED’, internal memorandum, C. G. Yip and D. J. Eichenberg, May 2, 2007

4. Diavik Diamond Mines Inc. (1999): DIAVIK DIAMONDS PROJECT, LAC DE GRAS, NORTHWEST TERRITORIES – DIAVIK JOINT VENTURE FEASIBILITY STUDY, July 1999

5. Diavik Diamond Mines Inc. (1998): DIAVIK PROJECT – JUNE 1998 RESOURCE ESTIMATE, JULY 1998, P. J. Ravenscroft, November 6, 1998

6. McIntosh Engineering Inc. (2007): DIAVIK DIAMOND MINES INC., LAC DE GRAS – UNDERGROUND FEASIBILITY STUDY, August 3, 2007

7. Mineral Resources Development, Inc. (1999): DIAVIK DIAMOND MINES INC. – AUDIT OF RESOURCE MODEL, JANUARY 1999, January 5, 1999

8. Rio Tinto Diamonds Group Centre of Excellence (2007): DIAVIK DIAMOND MINES INC. – REVIEW OF GRADE RECONCILIATION FOR THE DIAVIK PIPES, JULY 2007, FINAL DRAFT, internal report, strictly confidential, A. T. Davy, August 8, 2007

9. Rio Tinto Technical Services (2005): Resource Model, Diavik Mine (A154S, A154N, A418 Pipes), 2005, M. Abzalov, August 5, 2005

10. Roscoe Postle Associates Inc. (2005): Diavik Diamond Mine Mineral Reserve and Mineral Resource Audit, prepared for Aber Diamond Corporation, NI 43-101 Report, W. E. Roscoe and J. T. Postle, April 8, 2005

11. Stubley Geoscience (1998): BEDROCK GEOLOGY OF THE EAST ISLAND AREA, LAC DE GRAS, unpublished report, prepared for Diavik Diamond Mines Inc., October 1998

12. Vibrometric Inc. (2005): HIGH RESOLUTION 3D SEISMIC INVESTIGATIONS AT DIAVIK DIAMOND MINE – SINGLE-HOLE AND CROSS-HOLE INVESTIGATIONS AROUND THE A154N, A154S AND 418 PIPES, C. Cosma, N. Enescu, M. Cozma, L. Balu, 2005

13. Vibrometric Inc. (2006): HIGH RESOLUTION 3D SEISMIC INVESTIGATIONS AT DIAVIK DIAMOND MINE – SINGLE-HOLE INVESTIGATIONS AROUND THE A418 AND A21 PIPES, C. Cosma, N. Enescu, M. Cozma, L. Balu, 2006

Mineral Resource and Mineral Reserve Update	Diavik Diamond Mine, Northwest Territories

DATE AND SIGNATURE PAGE

This report titled "MINERAL RESOURCE AND RESERVE UPDATE, DIAVIK DIAMOND MINE, NORTHWEST TERRITORIES, CANADA – PREPARED FOR HARRY WINSTON DIAMOND CORPORATION" dated April 23, 2008 was prepared by and signed by:

(Signed and Sealed)
"Calvin G. Yip, P.Eng."

Dated at Yellowknife, Northwest Territories
April 23, 2008